UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SVS

Santiago, Chile, May 14, 2015 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the first quarter ended March 31, 2015. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with standards established by the Chilean Superintendency of Securities and Insurance and are expressed in U.S. dollars.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH STANDARDS ESTABLISHED

BY THE CHILEAN SUPERINTENDENCY OF SECURITIES AND INSURANCE

(FREE TRANSLATION)

MARCH 31, 2015

CONTENTS

Interim Consolidated Statement of Financial Position
Interim Consolidated Statement of Income by Function
Interim Consolidated Statement of Comprehensive Income
Interim Consolidated Statement of Changes in Equity
Interim Consolidated Statement of Cash Flows - Direct Method
Notes to Interim the Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
VEF	-	STRONG BOLIVAR

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, May 14, 2015

To the Board of Directors and Shareholders of Latam Airlines Group S.A.

We have reviewed the accompanying consolidated interim statement of financial position of Latam Airlines Group S.A. and its subsidiaries as of March 31, 2015, and the related consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended.

Management’s responsibility for the consolidated interim financial statements

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with the standards established by the Chilean Superintendency of Securities and Insurance as described in Note 2.1. This responsibility includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim financial information in accordance with the applicable framework for the preparation and presentation of financial information.

Auditor’s responsibilities

Our responsibility is to perform our review in accordance with the Chilean auditing standards applicable for the review of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial information, for them to be in conformity with the standards established by the Chilean Superintendency of Securities and Insurance described in Note 2.1 to the interim consolidated financial statements.

Santiago, May 14, 2015

Latam Airlines Group S.A.

2

Basis of accounting

As described in Note 2.1 to the interim consolidated financial statements, on October 17, 2014, the Chilean Superintendency of Securities and Insurance, by virtue of its authority, issued Official Circular N° 856, instructing regulated entities to record against equity those differences in deferred tax assets and liabilities arising as a direct effect of the increase in the corporate tax rate introduced by Law 20,780. This has given rise to a change in the framework for preparation and presentation of financial information applied to that date, which corresponded to International Financial Reporting Standards. As of December 31, 2014, the effects of the change in the accounting framework are described in Note 17. Our opinion is not modified regarding this matter.

Other matters

On March 17, 2015 we issued an unqualified opinion on the consolidated financial statements as of December 31, 2014 and 2013 of Latam Airlines Group S.A. and its subsidiaries, in which is included the statement of financial position as of December 31, 2014 as presented in the accompanying consolidated interim financial statements, and corresponding notes.

On May 13, 2014 we have conducted a limited review in accordance with Chilean generally accepted auditing standards applicable to reviews of interim financial information, and we have issued a conclusion without modifications regarding the interim consolidated financial statements as of March 31, 2014 and 2013 of Latam Airlines Group S.A. and subsidiaries, which include the accompanying consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2014.

Jonathan Yeomans Gibbons
RUT: 13.473.972-K

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	Note	As of March 31, 2015	As of December 31, 2014
		ThUS$	ThUS$
		Unaudited

Current assets
Cash and cash equivalents	6 - 7	959,160	989,396
Other financial assets	7 - 11	469,354	650,401
Other non-financial assets	12	317,211	247,871
Trade and other accounts receivable	7 - 8	1,016,988	1,378,837
Accounts receivable from related entities	7 - 9	313	308
Inventories	10	235,494	266,039
Tax assets	17	74,063	100,708

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,072,583	3,633,560

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		994	1,064

Total current assets		3,073,577	3,634,624

Non-current assets
Other financial assets	7 - 11	79,842	84,986
Other non-financial assets	12	365,539	342,813
Accounts receivable	7 - 8	29,590	30,465
Intangible assets other than goodwill	14	1,567,976	1,880,079
Goodwill	15	2,762,163	3,313,401
Property, plant and equipment	16	10,637,808	10,773,076
Tax assets	17	24,629	17,663
Deferred tax assets	17	348,556	407,323

Total non-current assets		15,816,103	16,849,806

Total assets		18,889,680	20,484,430

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

	Note	As of March 31, 2015	As of December 31, 2014
		ThUS$	ThUS$
		Unaudited
LIABILITIES
Current liabilities
Other financial liabilities	7 - 18	1,582,113	1,624,615
Trade and other accounts payables	7 - 19	1,360,225	1,489,396
Accounts payable to related entities	7 - 9	57	35
Other provisions	20	11,261	12,411
Tax liabilities	17	20,250	17,889
Other non-financial liabilities	21	2,301,578	2,685,386

Total current liabilities		5,275,484	5,829,732

Non-current liabilities
Other financial liabilities	7 - 18	7,301,440	7,389,012
Accounts payable	7 - 23	543,077	577,454
Other provisions	20	583,064	703,140
Deferred tax liabilities	17	952,555	1,051,894
Employee benefits	22	80,588	74,102
Other non-financial liabilities	21	343,714	355,401

Total non-current liabilities		9,804,438	10,151,003

Total liabilities		15,079,922	15,980,735

EQUITY
Share capital	24	2,545,705	2,545,705
Retained earnings	24	496,771	536,190
Treasury Shares	24	(178)	(178)
Other reserves	24	677,006	1,320,179

Parent’s ownership interest		3,719,304	4,401,896
Non-controlling interest	13	90,454	101,799

Total equity		3,809,758	4,503,695

Total liabilities and equity		18,889,680	20,484,430

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended March 31,
	Note	2015	2014
		ThUS$	ThUS$
		Unaudited
Revenue	25	2,693,849	3,091,256
Cost of sales		(2,037,285)	(2,455,699)

Gross margin		656,564	635,557

Other income	27	97,293	86,179
Distribution costs		(220,623)	(250,688)
Administrative expenses		(250,004)	(255,621)
Other expenses		(56,326)	(103,017)
Other gains/(losses)		6,214	(80,777)

Income from operation activities		233,118	31,633

Financial income		18,490	19,541
Financial costs	26	(95,333)	(131,384)
Share of profit of investments accounted for using the equity method		—	(3,276)
Foreign exchange gains/(losses)	28	(204,577)	56,990
Result of indexation units		474	(28)

Income (loss) before taxes		(47,828)	(26,524)
Income (loss) tax expense / benefit	17	23,553	(12,459)

NET INCOME (LOSS) FOR THE PERIOD		(24,275)	(38,983)

Income (loss) attributable to owners of the parent		(39,947)	(41,333)
Income (loss) attributable to non-controlling interest	13	15,672	2,350

Net income (loss) for the year		(24,275)	(38,983)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	29	(0.07322)	(0.07576)
Diluted earnings (losses) per share (US$)	29	(0.07322)	(0.07576)

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the periods ended March 31,
	Note	2015	2014
		ThUS$	ThUS$

NET INCOME (LOSS)		(24,275)	(38,983)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	28	(726,740)	144,422

Other comprehensive income, before taxes, currency translation differences		(726,740)	144,422

Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	83,263	(27,328)

Other comprehensive income (losses), before taxes, cash flow hedges		83,263	(27,328)

Other components of other comprehensive income (loss), before taxes		(643,477)	117,094

Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(21,366)	1,909

Income taxes related to components of other comprehensive income that will be reclassified to income		(21,366)	1,909

Other comprehensive income (loss)		(664,843)	119,003

Total comprehensive income (loss)		(689,118)	80,020

Comprehensive income (loss) attributable to owners of the parent		(687,176)	78,344
Comprehensive income (loss) attributable to non-controlling interests		(1,942)	1,676

TOTAL COMPREHENSIVE INCOME (LOSS)		(689,118)	80,020

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2015		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	—	—	—	—	—	—	—	(39,947)	(39,947)	15,672	(24,275)
Other comprehensive income		—	—	(709,950)	62,721	—		(647,229)	—	(647,229)	(17,614)	(664,843)

Total comprehensive income		—	—	(709,950)	62,721	—	—	(647,229)	(39,947)	(687,176)	(1,942)	(689,118)

Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	—	—	—	—	2,128	1,928	4,056	528	4,584	(9,403)	(4,819)

Total transactions with shareholders		—	—	—	—	2,128	1,928	4,056	528	4,584	(9,403)	(4,819)

Closing balance as of March 31, 2015 (Unaudited)		2,545,705	(178)	(1,903,821)	(88,619)	31,770	2,637,676	677,006	496,771	3,719,304	90,454	3,809,758

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2014		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	—	—	—	—	—	—	—	(41,333)	(41,333)	2,350	(38,983)
Other comprehensive income		—	—	146,434	(26,757)	—	—	119,677	—	119,677	(674)	119,003

Total comprehensive income		—	—	146,434	(26,757)	—	—	119,677	(41,333)	78,344	1,676	80,020

Transactions with shareholders
Equity issuance	24-33	156,321	—	—	—	—	—	—	—	156,321	—	156,321
Increase (decrease) through transfers and other changes, equity	24-33	—	—	—	—	3,533	509	4,042	(3)	4,039	(4,126)	(87)

Total transactions with shareholders		156,321	—	—	—	3,533	509	4,042	(3)	160,360	(4,126)	156,234

Closing balance as of March 31, 2014 (Unaudited)		2,545,705	(178)	(443,557)	(61,265)	24,544	2,658,309	2,178,031	753,967	5,477,525	85,188	5,562,713

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		March 31,
	Note	2015	2014
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		2,961,149	3,221,686
Other cash receipts from operating activities		23,622	24,709
Payments for operating activities
Payments to suppliers for goods and services		(1,778,734)	(2,424,849)
Payments to and on behalf of employees		(638,808)	(669,386)
Other payments for operating activities		(73,264)	(113,362)
Interest received		5,975	5,094
Income taxes refunded (paid)		(13,586)	(22,558)
Other cash inflows (outflows)	6	(123,659)	6,970

Net cash flows from operating activities		362,695	28,304

Cash flows used in investing activities
Cash flows used to obtain control of subsidiaries or other businesses		—	2
Other cash receipts from sales of equity or debt instruments of other entities		143,825	201,491
Other payments to acquire equity or debt instruments of other entities		(26,241)	(299,259)
Amounts raised from sale of property, plant and equipment		5,254	514,218
Purchases of property, plant and equipment		(297,008)	(194,926)
Amounts raised from sale of intangible assets		17	13
Purchases of intangible assets		(2,402)	(13,104)
Other cash inflows (outflows)	6	3,800	(25,217)

Net cash flow from (used in) investing activities		(172,755)	183,218

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		—	156,321
Amounts raised from long-term loans		129,299	83,608
Amounts raised from short-term loans		14,990	—
Loans repayments		(164,563)	(1,121,751)
Payments of finance lease liabilities		(76,312)	(106,343)
Dividends paid		(9,419)	(400)
Interest paid		(75,100)	(116,548)
Other cash inflows (outflows)	6	41,311	54,943

Net cash flows from (used in) financing activities		(139,794)	(1,050,170)

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		50,146	(838,648)
Effects of variation in the exchange rate on cash and cash equivalents		(80,382)	15,084

Net increase (decrease) in cash and cash equivalents		(30,236)	(823,564)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	989,396	1,984,903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	959,160	1,161,339

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliarios (“CVM”) of that country, as it pertains to the issuance of BDRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders’ meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espasa Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 25.49% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of March 31, 2015, the Company had a total of 1,640 registered shareholders. At that date approximately 6.16 % of the Company’s share capital was in the form of ADRs and approximately 0.52% in the form of BDRs.

For the period ended March 31, 2015, the Company had an average of 53,644 employees, ending this period with a total of 53,247 employees, spread over 7,117 Administrative employees, 7,252 in Maintenance, 20,459 in Operations, 9,197 in Cabin Crew, 4,057 in Controls Crew, and 5,165 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As March 31, 2015			As December 31, 2014
Tax No.	Company	Country of origin	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.518.860-6	Lantours Division Servicios Terrestres S.A. y Filial	Chili	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chili	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chili	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Insland	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chili	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. y Filial	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chili	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.634.020-7	Ediciones Ladeco América S.A.	Chili	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chili	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chili	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. y Filial	Chili	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chili	CLP	99.7100	0.2900	100.0000	99.7100	0.0000	99.7100
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

b)	Statement of financial position

		Statement of financial position						Net Income
								For the periods ended March 31,
		As of March 31, 2015			As of December 31, 2014			2015	20 14
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.518.860-6	Lantours Division Servicios Terrestres S.A. y Filial	5,730	4,043	1,687	3,229	2,289	940	737	720
96.763.900-1	Inmobiliaria Aeronáutica S.A.	39,754	15,890	23,864	39,920	16,854	23,066	798	632
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	602,280	1,030,726	(422,599)	640,020	1,065,157	(426,016)	9,677	(1,206)
Foreign	Lan Perú S.A.	259,364	234,621	24,743	239,470	228,395	11,075	15,058	(7,408)
Foreign	Lan Chile Investments Limited
Foreign	and Subsidiary (*)	2,016	1	2,015	2,015	—	2,015	—	(3)
93.383.000-4	Lan Cargo S.A.	563,822	235,178	328,644	575,979	234,772	341,207	(12,563)	(14,384)
Foreign	Connecta Corporation	39,012	39,089	(77)	27,431	28,853	(1,422)	1,345	40
Foreign	Prime Airport Services Inc. y Filial (*)	20,175	24,822	(4,647)	18,120	22,897	(4,777)	129	(226)
96.951.280-7	Transp orte Aéreo S.A.	366,840	147,676	219,164	367,570	147,278	220,292	(1,129)	6,820
96.634.020-7	Edicio nes Lad eco América S.A.	—	469	(469)	—	484	(484)	—	—
Foreign	Aircraft International Leasing Limited	—	4	(4)	—	—	—	(4)	—
96.631.520-2	Fast Air Almacenes de Carga S.A.	9,035	3,068	5,967	9,601	3,912	5,689	458	54
96.631.410-9	Lad eco Cargo S.A.	336	12	324	346	13	333	—	2
Foreign	Laser Cargo S.R.L.	39	204	(165)	41	138	(97)	(71)	(39)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	70,391	48,323	19,482	60,634	46,686	12,218	7,060	(9,218)
96.969.690-8	Lan Cargo Inversiones S.A. y Filial (*)	62,715	66,602	(3,949)	45,589	59,768	(12,711)	8,765	(2,913)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	15,728	13,585	2,110	16,035	14,746	1,272	874	699
Foreign	TAM S.A. and Subsidiaries (*) (**)	6,011,366	5,182,653	749,694	6,817,698	5,809,529	912,634	(14,978)	28,094

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(**)	During 2014 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 250,000.

Additionally, has proceeded to consolidate the following special purpose entities: 1) JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2) Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3) Guanay Finance Limited created to issue a bond collateralized with future credit card receivables, and 4) Private investment funds. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2014 and March 31, 2015, are detailed below:

(1)	Incorporation or acquisition of companies

•	Lan Pax Group S.A., a subisidiary of Latam Airlines Group S.A., was the direct owner of 55% of Aerolane Líneas Aéreas Nacionales del Ecuador S.A.. During 2014, Lan Pax Group S.A. obtained 100% of the economic rights in Aerolane, through its participation in the company Holdco Ecuador S.A., who is the owner of the 45% remaining of Aerolane. By this Lan Pax Group S.A. is the owner of 20% of shares with voting rights and is owner of 100% with the economic rights of Holdco Ecuador S.A.. As Latam Airlines Group S.A. already controlled Aerolane Líneas Aéreas Nacionales del Ecuador S.A. for accounting purposes, this transaction was recorded as a transaction with non-controlling interests.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended March 31, 2015, and have been prepared in accordance with Standards an Instructions by Chilean Superintendency of Securities and Insurance (“SVS”), which, except as provided by its Office Circular No. 856, as detailed in the following paragraph are in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

On September 26, 2014 the law No. 20,780 was promulgated, and on September 29, 2014 was published in the Official Journal of the Republic of Chile, which introduces modifications to the tax system in Chile concerning income tax, among other matters. In relation to the Law, on October 17, 2014 the SVS issued Office Circular No. 856, in which it decided that the restatement of assets and liabilities by deferred income taxes that occur as a direct effect of the First- Category Tax rate increase introduced by Law No. 20,780 (Tax reform) will be held in equity and not as indicates the IAS 12. In notes 2.17 and 17 the criteria and impacts related to the registration of the effects of the reform and the implementation of the Circular cited are detailed.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with described above requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These interim consolidated financial statements have been prepared under IAS 34.

In order to facilitate the comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a) Accounting pronouncements with implementation effective from January 1, 2015:

	Date of issue	Mandatory Application: Annual periods beginning on or after
(i) Standards and amendments

Amendment to IAS 19: Employee Benefits	November 2013	07/01/2014

(ii) Improvements

Improvements to the International Financial Reporting Standards (2012): IFRS 2: Share-based Payment; IFRS 3: Business Combinations Therefore, IFRS 9, IAS 37, and IAS 39 are also modified; IFRS 8: Operating Segments, IFRS 13: Fair Value Measurement, IFRS 9 and IAS 39 were consequently changed; IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets; and IAS 24: Related Party Disclosures.	December 2013	07/01/2014

Improvements to the International Financial Reporting Standards (2013): IFRS 1: First-time Adoption of International Financial Reporting Standards; IFRS 3: Business Combinations; IFRS 13: Fair Value Measurement; and IAS 40: Investment Property.	December 2013	07/01/2014

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2015 and which has not been effected early adoption

	Date of issue	Mandatory Application: Annual periods beginning on or after
(i) Standards and amendments

IFRS 9: Financial instruments.	December 2009	01/01/2018

IFRS 15: Revenue from contracts with customers.	May 2014	01/01/2017

	Date of issue	Mandatory Application: Annual periods beginning on or after
(i) Standards and amendments

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	01/01/2016

Amendment IAS 1: Presentation of Financial Statements	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

(ii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.	September 2014	01/01/2016

The Company’s management believes that the early adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Brands, Airport slots and Loyalty program

Brands, Airport slots and Coalition and loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 15)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 7 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a) Hedge of the fair value of recognized assets (fair value hedge);

(b) Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c) Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost and are valued according to the method of the effective interest rate.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

According to the instructions of Chilean Superintendency of Securities and Insurance in his Office Circular No. 856 of October 17, 2014, the effects on assets and liabilities by deferred tax as a result of the rate increase of the First Category Tax approved by Law No. 20,780 (tax reform) about deferred income tax, according to IAS 12 should be imputed to income (loss) of period, have been classified as Retained earnings, under Retained earnings. The subsequent amendments shall be recognized in income (loss) of period according to IAS 12.

Except as mentioned in the previous subparagraph, the tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in Other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in Other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other non - financial liabilities in the Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since exists a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is request to the lessor. At the end of the contract period, the balance between paid reservations and conditions agreed with levels of maintain in delivering, offsetting the parties if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54USGC, which it is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, given that it has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid.

Fuel Hedging Results:

During the first quarter of 2015, the company restructured the 13% and 15% of the portfolio of derivative instruments of the first and second quarter of 2015, respectively.

During the first quarter of 2015, the Company recognized losses of US$ 104.7 million on fuel derivative. During the same period of 2014, the Company recognized gains of US$ 0.5 million for the same reason.

At March 31, 2015, the market value of its fuel positions amounted to US$ 79.1 million (negative). At December 31, 2014, this market value was US$ 157.2 million (negative).

The following tables show the level of hedge for different periods:

Positions as of March 31, 2015 (Unaudited) (*)	Maturities
	Q215	Q315	Q415	Total
Percentage of the hedge of expected consumption value	25%	44%	34%	35%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2014 (*)	Maturities
	Q115	Q215	Q315	Q415	Total
Percentage of the hedge of expected consumption value	30%	15%	30%	20%	24%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The analysis was performed on all outstanding positions at end of each period presented.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of March, 2015 and the end of December, 2014.

Benchmark price (US$ per barrel)	Positions as of March 31, 2015 effect on equity (millions of US$)	Positions as of December 31, 2014 effect on equity (millions of US$)
	(Unaudited)
+5	+12.73	+24.90
-5	-13.16	-25.06

Given the fuel hedge structure during the first quarter of 2015, which considers a hedge-free portion, a vertical fall by 5 dollars in the BRENT and JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 34.1 million in the cost of total fuel consumption for the same period. For the first quarter of 2015, a vertical rise by 5 dollars in the BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 33.3 million of increased fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the United States dollar, so the risk of Transactional exchange rate and Conversion arises mainly from its own operating activities of the business, strategic and accounting of the Company are denominated in a different currency than the functional currency.

As well, TAM S.A. and LATAM Subsidiaries are also exposed to currency risk that impacts the consolidated results of the Company.

Most currency exposure of LATAM comes from the concentration of business in Brazil, which are mostly denominated in Brazilian Real (BRL), being actively managed by the company.

Additionally, the company manages the economic exposure to operating revenues in Euro (EUR) and Pound Sterling (GBP).

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Chilean peso, Argentine peso, Paraguayan guaraní, Mexican peso, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2015 and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

At March 31, 2015, the market value of its FX positions amounted to US$ 13.1 million (positive). At end of December 2014 the market value was of US$ 0.1 million (negative).

During the period ended at March 31, 2015 the Company recognized gains of US$ 7.5 million on hedging FX. During the same period of 2014 the Company recognized gains of US$ 6.9 million on hedging FX.

At end of March 2015, the Company has contracted FX derivatives for US$ 235 million to BRL, US$ 252 million to EUR and US$ 82 million to GBP. At end of December 2014, the Company had contracted derivatives for US$ 100 million to BRL, while for EUR and GBP there were no current positions.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$, US$/EUR and US$/GBP affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The analysis was performed on all outstanding positions at end of each period presented:

Appreciation (depreciation) of R$/US$	Effect at March 31, 2015 Millions of US$	Effect at December 31, 2014 Millions of US$
	(Unaudited)
-10%	-57.02	-9.98
+10%	+57.01	+9.98

In the case of TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at March 31, 2015 Millions of US$	Effect at December 31, 2014 Millions of US$
	(Unaudited)
-10%	+67.0	+69.8
+10%	-67.0	-69.8

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 18).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at March 31, 2015 Millions of US$	Effect at December 31, 2014 Millions of US$
	(Unaudited)
-10%	+383.59	+464.01
+10%	-313.85	-379.69

(iii)	Interest-rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 67% (69% at December 31, 2014) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At March 31, 2015, the market value of the positions of interest rate derivatives amounted to ThUS$ 61.1 million (negative). At end of December 2014 this market value was ThUS$ 60.7 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) futures curve in libor 3 months	Positions as of March 31, 2015 effect on profit or loss before tax (millions of US$)	Positions as of December 31, 2014 effect on profit or loss before tax (millions of US$)
	(Unaudited)
+100 basis points	-27.65	-27.53
-100 basis points	+27.65	+27.53

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease) futures curve in libor 3 months	Positions as of March 31, 2015 effect on equity (millions of US$)	Positions as of December 31, 2014 effect on equity (millions of US$)
	(Unaudited)
+100 basis points	+13.78	+15.33
-100 basis points	-14.33	-15.95

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The Company’s policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities. The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2015 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chili	CLP	100,620	—	—	—	—	100,620	99,716	At expiration	3.61	3.61
97.036.000-K	SANTANDER	Chili	US$	60,083	—	—	—	—	60,083	60,000	At expiration	0.74	0.74
97.006.000-6	ESTADO	Chili	US$	55,085	—	—	—	—	55,085	55,000	At expiration	0.61	0.61
97.030.000-7	BCI	Chili	US$	100,226	—	—	—	—	100,226	100,000	At expiration	0.90	0.90
97.951.000-4	HSBC	Chili	US$	12,010	—	—	—	—	12,010	12,000	At expiration	0.50	0.50

Bank loans

97.023.000-9	CORP BANCA	Chili	UF	15,801	46,594	116,702	3,063	—	182,160	168,491	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	12,323	5,803	—	—	—	18,126	17,003	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	1,660	21,024	—	—	—	22,684	20,404	Monthly	33.00	33.00
97.036.000-K	SANTANDER	Chili	US$	1,743	2,805	340,104	—	—	344,652	340,104	Quarterly	2.36	2.36

Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	—	81,523	170,051	61,975	30,697	344,246	360,046	Quarterly	1.71	1.71
0-E	BNP PARIBAS	U.S.A.	US$	9,722	29,431	80,614	83,139	179,893	382,799	343,402	Quarterly	2.15	2.06
0-E	WELLS FARGO	U.S.A.	US$	35,558	106,794	285,464	286,480	662,261	1,376,557	1,272,617	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	19,269	58,123	157,334	160,877	327,470	723,073	667,491	Quarterly	2.26	1.51
97.036.000-K	SANTANDER	Chili	US$	5,516	16,640	45,119	46,228	67,728	181,231	175,214	Quarterly	1.34	0.80
0-E	BTMU	U.S.A.	US$	2,949	8,906	24,209	24,894	49,414	110,372	104,996	Quarterly	1.66	1.06
0-E	APPLE BANK	U.S.A.	US$	1,449	4,378	11,908	12,268	24,777	54,780	52,094	Quarterly	1.65	1.06
0-E	US BANK	U.S.A.	US$	18,704	55,991	148,464	147,200	358,464	728,823	634,000	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,882	17,686	45,552	30,451	74,762	174,333	150,728	Quarterly	3.27	3.27
0-E	NATIXIS	France	US$	12,795	38,789	107,256	103,326	279,010	541,176	486,241	Quarterly	1.89	1.85
0-E	HSBC	U.S.A.	US$	1,574	4,739	12,784	12,998	30,080	62,175	57,665	Quarterly	2.34	1.53
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,103	6,447	18,295	20,077	26,147	73,069	67,966	Monthly	1.87	1.87
0-E	KFW IPEX-BANK	Germany	US$	700	2,152	6,126	4,309	3,253	16,540	15,477	Quarterly	2.12	2.12

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	8,212	24,658	24,693	—	—	57,563	56,369	Quarterly	2.00	2.00

Financial leases

0-E	ING	U.S.A.	US$	9,156	27,584	55,503	32,202	8,108	132,553	118,783	Quarterly	4.90	4.38
0-E	CREDIT AGRICOLE	France	US$	1,665	5,082	12,446	—	—	19,193	18,831	Quarterly	1.22	1.22
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	46,658	10,188	129,846	111,040	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,550	52,683	134,178	55,691	1,950	262,052	237,655	Quarterly	5.36	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,285	33,999	92,009	52,682	7,527	197,502	182,216	Quarterly	4.13	3.67
0-E	WELLS FARGO	U.S.A.	US$	5,595	16,783	44,696	44,600	40,824	152,498	134,952	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,712	14,166	28,481	—	—	47,359	46,113	Quarterly	1.91	1.91
0-E	US BANK	U.S.A.	US$	279	11,422	—	—	—	11,701	11,701	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	703	2,724	3,061	—	—	6,488	4,962	Monthly	1.41	1.41

Other loans									—

0-E	BOEING	U.S.A.	US$	—	6,419	227,316	—	—	233,735	226,503	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,675	39,611	209,730	209,778	78,742	544,536	450,000	Quarterly	6.00	6.00

Hedging derivatives

—	OTHERS	—	US$	11,635	31,028	49,388	5,036	201	97,288	92,414	—	—	—

Non-hedging derivatives

—	OTHERS	—	US$	314	314	—	—	—	628	151	—	—	—

	Total			559,636	792,548	2,500,150	1,443,932	2,261,496	7,557,762	6,952,345

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2015 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	183	493	1,315	1,315	1,204	4,510	3,688	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	32,858	63,074	480,443	446,705	565,069	1,588,149	1,100,000	At Expiration	7.90	7.45

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,799	7,701	20,530	20,521	5,983	57,534	49,257	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,648	10,793	26,939	15,949	5,725	63,054	59,831	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,886	29,965	—	—	—	32,851	32,466	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE-CIB	France	US$	1,629	7,622	—	—	—	9,251	9,000	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,216	6,281	—	—	—	9,497	9,375	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	205	473	645	—	—	1,323	1,295	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,772	11,303	20,487	—	—	35,562	34,552	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,804	10,769	17,619	14,079	3,583	49,854	47,441	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	3,502	10,917	28,031	28,715	83,381	154,546	136,805	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,402	4,135	19,306	—	—	24,843	24,085	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	557	1,493	3,467	2,767	12,916	21,200	19,566	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	12,139	31,731	85,339	86,019	151,047	366,275	336,346	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	301	950	2,527	—	—	3,778	2,896	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	228	686	915	—	—	1,829	1,659	Monthly	9.90	9.90
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	126	369	1,151	12	—	1,658	1,256	Monthly	12.60	12.60

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	25,072	12,897	—	—	—	37,969	37,969	Monthly	4.23	4.23

	Total			98,327	211,652	708,714	616,082	828,908	2,463,683	1,907,487

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2015 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

—	OTHERS	OTHERS	US$	556,666	15,099	—	—	—	571,765	571,765	—	—	—
			USD	1,109	9,341	—	—	—	10,450	10,350	Quarterly	2.14	2.14
			CLP	72,322	10	—	—	—	72,332	72,332	—	—	—
			BRL	169,489	12	—	—	—	169,501	169,501	—	—	—
			Others currencies	216,386	38	—	—	—	216,424	216,424	—	—	—

Accounts payable to related parties currents

65.216.000-1	COMUNIDAD MUJER	Chile	CLP	2	—	—	—	—	2	2	—	—	—
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	11	—	—	—	—	11	11	—	—	—
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	44	—	—	—	—	44	44	—	—	—

	Total			1,016,029	24,500	—	—	—	1,040,529	1,040,429

	Total consolidated			1,673,992	1,028,700	3,208,864	2,060,864	3,090,404	11,062,824	9,900,261

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,102	—	—	—	—	100,102	100,000	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,044	—	—	—	—	45,044	45,000	At expiration	0.34	0.34
97.006.000-6	ESTADO	Chile	US$	55,076	—	—	—	—	55,076	55,000	At expiration	0.52	0.52
97.030.000-7	BCI	Chile	US$	100,157	—	—	—	—	100,157	100,000	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,025	—	—	—	—	15,025	15,000	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,010	—	—	—	—	12,010	12,000	At expiration	0.50	0.50
												—	—
Bank loans
												—	—
97.023.000-9	CORPBANCA	Chile	UF	16,575	48,581	121,945	17,621	—	204,722	188,268	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	1,298	18,700	—	—	—	19,998	17,542	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	1,713	23,403	—	—	—	25,116	21,050	Monthly	33.00	33.00
97.036.000-K	SANTANDER	U.S.A.	US$	1,610	3,476	283,438	—	—	288,524	282,967	Quarterly	2.33	2.33

Guaranteed obligations
												—	—
0-E	CREDIT AGRICOLE	France	US$	18,670	55,089	109,536	64,101	36,625	284,021	273,599	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	9,634	29,259	80,097	83,020	190,070	392,080	351,217	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	35,533	106,692	285,218	286,264	698,052	1,411,759	1,302,968	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	19,149	57,915	156,757	160,323	347,710	741,854	684,114	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,482	16,572	44,925	46,047	73,544	186,570	180,341	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,931	8,863	24,091	24,778	52,541	113,204	107,645	Quarterly	1.64	1.04
0-E	APP LE BANK	U.S.A.	US$	1,437	4,358	11,849	12,206	26,318	56,168	53,390	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	18,713	56,052	148,622	147,357	376,792	747,536	648,158	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,834	17,621	47,600	30,300	78,509	179,864	155,279	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	11,783	35,803	99,012	98,632	259,912	505,142	454,230	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,564	4,725	12,738	12,956	31,701	63,684	59,005	Quarterly	2.29	1.48
0-E	PK AirFinance US, Inc.	U.S.A.	US$	2,074	6,378	18,091	19,836	28,763	75,142	69,721	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	Germany	US$	696	2,124	6,048	4,587	3,771	17,226	16,088	Quarterly	2.10	2.10
												—	—
Other guaranteed obligations
												—	—
0-E	DVB BANK SE	U.S.A.	US$	8,199	24,623	32,904	—	—	65,726	64,246	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,864	23,394	62,540	—	—	93,798	91,337	Quarterly	1.73	1.73
												—	—
Financial leases
												—	—
0-E	ING	U.S.A.	US$	9,137	27,520	58,821	34,067	12,134	141,679	126,528	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,643	5,036	14,152	—	—	20,831	20,413	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	48,667	14,262	135,929	115,449	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,555	52,678	138,380	67,095	3,899	279,607	252,205	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,240	33,917	91,743	60,834	10,974	208,708	191,672	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	5,604	16,784	44,705	44,615	46,394	158,102	139,325	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,701	14,145	33,201	—	—	52,047	50,569	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	326	6,247	5,455	—	—	12,028	11,981	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	720	2,118	2,912	—	—	5,750	5,462	Monthly	1.41	1.41
Other loans

0-E	BOEING	U.S.A.	US$	—	4,994	180,583	—	—	185,577	179,507	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,825	20,175	209,730	209,778	104,852	551,360	450,000	Quarterly	6.00	6.00
												—
Hedging derivatives
—	OTHERS	—	US$	11,702	30,761	48,667	7,311	245	98,686	93,513	—	—	—

Non-hedging derivatives

—	OTHERS	—	US$	1,002	628	—	—	—	1,630	730	—	—	—

	Total			574,711	776,881	2,422,427	1,480,395	2,397,068	7,651,482	6,985,519

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	184	493	1,315	1,315	1,369	4,676	3,796	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	14,639	82,006	481,920	148,037	880,604	1,607,206	1,100,000	At Expiration	7.99	7.19

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,808	7,701	20,531	20,522	8,548	60,110	51,120	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,623	10,709	28,593	15,908	7,736	66,569	63,021	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,897	32,805	—	—	—	35,702	35,170	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE-CIB	France	US$	1,653	4,683	4,514	—	—	10,850	10,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,247	9,470	—	—	—	12,717	12,500	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	206	554	767	—	—	1,527	1,492	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,512	11,229	24,278	—	—	38,019	36,848	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,596	11,209	19,167	14,028	5,365	53,365	50,687	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	5,121	9,778	27,874	28,520	87,769	159,062	139,693	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,392	4,103	20,694	—	—	26,189	25,293	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	573	1,528	3,559	2,852	13,226	21,738	19,982	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,777	27,207	75,066	78,964	170,509	361,523	344,106	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	8	—	—	—	—	8	—	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	356	1,118	3,405	40	—	4,919	3,817	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	276	829	1,381	—	—	2,486	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	547	—	—	—	—	547	114	Monthly	6.82	6.82
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	155	446	1,351	206	—	2,158	1,643	Monthly	11.60	11.60

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	—	—	—	45,857	45,857	Monthly	4.23	4.23

	Total			83,851	231,444	714,415	310,392	1,175,126	2,515,228	1,947,868

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

—	OTHERS	OTHERS	US$	529,043	26,483	—	—	—	555,526	555,526	—	—	—
			USD	1,107	10,449	—	—	—	11,556	11,431	Quarterly	2.11	2.11
			CLP	23,878	241	—	—	—	24,119	24,119	—	—	—
			BRL	380,766	13	—	—	—	380,779	380,779	—	—	—
			Others currencies	224,040	228	—	—	—	224,268	224,268	—	—	—

Accounts payable to related parties currents

65.216.000-1	COMUNIDAD MUJER	Chile	CLP	2	—	—	—	—	2	2	—	—	—
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	6	—	—	—	—	6	6	—	—	—
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	27	—	—	—	—	27	27	—	—	—

	Total			1,158,869	37,414	—	—	—	1,196,283	1,196,158

	Total consolidated			1,817,431	1,045,739	3,136,842	1,790,787	3,572,194	11,362,993	10,129,545

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2014, the Company provided US$ 91.8 million in derivative margin guarantees, for cash and stand-by letters of credit. At March 31, 2015, the Company had provided US$ 91.1 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its costs.

In order to maintain or adjust the capital structure, the Company may adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the adjusted leverage rate, in line with industry practice. This rate is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Adjusted capital is the amount of net equity without the impact of the market value of derivatives.

The Company’s strategy, which has not changed since 2007, has consisted of maintaining an adjusted leverage rate of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). On March 24, 2015 the agency S&P confirmed the long-term rating of BB with stable perspective and the rating agency Fitch has issued on April 1, 2015 a new long-term rating for the Company of BB- with stable perspective. Additionally, on April 7, 2015, the rating agency Moody’s began coverage with a long term rating of Ba2, with a stable perspective.

Adjusted leverage ratios:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Total financial loans	8,758,400	8,817,215
Last twelve months Operating lease payment x 8	4,179,320	4,171,072
Less:
Cash and marketable securities	(1,364,497)	(1,533,770)

Total net adjusted debt	11,573,223	11,454,517

Net Equity	3,719,304	4,401,896
Cash flow hedging reserve	88,619	151,340

Adjusted equity	3,807,923	4,553,236

Total adjusted debt and equity	15,381,146	16,007,753

Adjusted leverage	75.2%	71.6%

See information related to financial covenants in Note 31 (a).

3.3.	Estimates of fair value.

At March 31, 2015, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

•	Interest rate derivative contracts,

•	Fuel derivative contracts,

•	Currency derivative contracts

2.	Financial Investments:

This category includes the following instruments:

•	Investments in short-term Mutual Funds (cash equivalent),

•	Bank certificate of deposit – CBD,

•	Private investment funds

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of March 31, 2015 (Unaudited)				As of December 31, 2014
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	201,173	201,173	—	—	200,753	200,753	—	—
Short-term mutual funds	201,173	201,173	—	—	200,753	200,753	—	—

Other financial assets, current	430,700	405,337	25,363	—	546,535	526,081	20,454	—
Fair value of interest rate derivatives	—	—	—	—	1	—	1	—
Fair value of fuel derivatives	5,528	—	5,528	—	1,783	—	1,783	—
Fair value of foreign currency derivatives	19,656	—	19,656	—	—	—	—	—
Interest accrued since the last payment date of Cross Currency Swap	179	—	179	—	377	—	377	—
Private investment funds	356,670	356,670	—	—	480,777	480,777	—	—
Certificate of deposit CDB	—	—	—	—	18,293	—	18,293	—
Domestic and foreign bonds	48,667	48,667	—	—	41,111	41,111	—	—
Time deposit	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	4,193	4,193	—	—

Liabilities
Other financial liabilities, current	156,603	—	156,603	—	227,233	—	227,233	—
Fair value of interest rate derivatives	30,215	—	30,215	—	26,395	—	26,395	—
Fair value of fuel derivatives	79,112	—	79,112	—	157,233		157,233
Fair value of foreign currency derivatives	41,843	—	41,843	—	37,242	—	37,242	—
Interest accrued since the last payment date of Currency Swap	4,874	—	4,874	—	5,173	—	5,173	—
Interest rate derivatives not recognized as a hedge	559	—	559		1,190		1,190

Other financial liabilities, non current	28,478	—	28,478	—	28,327	—	28,327	—
Fair value of interest rate derivatives	28,478	—	28,478	—	28,327	—	28,327	—

Additionally, at March 31, 2015, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2015		As of December 31, 2014
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	757,987	757,987	788,643	788,643
Cash on hand	8,468	8,468	11,568	11,568
Bank balance	169,729	169,729	239,514	239,514
Overnight	160,839	160,839	154,666	154,666
Time deposits	418,951	418,951	382,895	382,895

Other financial assets, current	38,654	38,654	103,866	103,866
Other financial assets	38,654	38,654	103,866	103,866

Trade and other accounts receivable current	1,016,988	1,016,988	1,378,837	1,378,837
Accounts receivable from related entities	313	313	308	308
Other financial assets, non current	79,842	79,842	84,986	84,986
Accounts receivable	29,590	29,590	30,465	30,465

Other financial liabilities, current	1,425,510	1,574,064	1,397,382	1,446,100
Trade and other accounts payables	1,332,362	1,332,362	1,489,396	1,489,396
Accounts payable to related entities	57	57	35	35
Other financial liabilities, non current	7,272,962	7,272,962	7,360,685	8,319,022
Accounts payable, non-current	543,077	543,077	577,454	577,454

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a)	The evaluation of possible impairment losses for certain assets.

(b)	The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the end of the period, corresponding to the valuation of kilometers or points credited to holders of the loyalty programs which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

The management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. This judgment is made on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM, except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

Since the integration of LAN and TAM operations, most critical airline activities in Brazil have been managed under the TAM CEO and global activities have been managed by the LATAM CEO, who is in charge of the overall operation of the LATAM Group and who reports to the LATAM board. Further, the LATAM CEO evaluates performance of the LATAM Group executives and, together with the LATAM board, determines compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LanPass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 12.9 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

(a) For the periods ended	Air transportation At March 31,		Coalition and loyalty program Multiplus At March 31,		Eliminations At March 31,		Consolidated At March 31,
	2015	2014	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Income from ordinary activities from external customers (*)	2,561,740	2,990,540	132,109	100,716	—	—	2,693,849	3,091,256

LAN passenger	1,128,658	1,174,194	—	—	—	—	1,128,658	1,174,194
TAM passenger	1,082,760	1,413,701	132,109	100,716	—	—	1,214,869	1,514,417
Freight	350,322	402,645	—	—	—	—	350,322	402,645

Income from ordinary activities from transactions with other operating segments	132,109	100,716	14,426	53,113	(146,535)	(153,829)	—	—

Other operating income	50,624	51,503	46,669	34,676	—	—	97,293	86,179

Interest income	9,279	6,495	12,798	13,046	(3,587)	—	18,490	19,541
Interest expense	(98,920)	(131,384)	—	—	3,587	—	(95,333)	(131,384)

Total net interest expense	(89,641)	(124,889)	12,798	13,046	—	—	(76,843)	(111,843)

Depreciation and amortization	(214,252)	(244,147)	(3,910)	(1,443)	—	—	(218,162)	(245,590)

Material non-cash items other than depreciation and amortization	(214,252)	51,412	86	(17)	—	—	(214,166)	51,395

Disposal of fixed assets and inventory losses	(6,879)	(2,214)	—	(32)	—	—	(6,879)	(2,246)
Doubtful accounts	(3,177)	(3,346)	(7)	25	—	—	(3,184)	(3,321)
Exchange differences	(204,670)	57,000	93	(10)	—	—	(204,577)	56,990
Result of indexation units	474	(28)	—	—	—	—	474	(28)

Income (loss) attributable to owners of the parents	(73,359)	(69,635)	33,412	28,302	—	—	(39,947)	(41,333)

Participation of the entity in the income of associates	—	(2,413)	—	(863)	—	—	—	(3,276)
Expenses for income tax	40,640	5,351	(17,087)	(17,810)	—	—	23,553	(12,459)
Segment profit / (loss)	(57,687)	(67,285)	33,412	2,830	—	—	(24,275)	(64,455)
Assets of segment	17,953,630	19,726,483	1,054,936	1,960,138	(118,886)	(7,763)	18,889,680	21,678,858
Investments in associates	—	1,160	—	2,236	—	—	—	3,396

Amount of non-current asset additions	172,829	167,309	—	—	—	—	172,829	167,309

Property, plant and equipment	166,397	146,942	—	—	—	—	166,397	146,942
Intangibles other than goodwill	6,432	20,367	—	—	—	—	6,432	20,367

Segment liabilities	14,635,848	15,452,593	444,345	794,190	(271)	(130,638)	15,079,922	16,116,145
Purchase of non-monetary assets of segment	299,410	208,030	—	—	—	—	299,410	208,030

(*)	The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

The Company’s revenues by geographic area are as follows:

	For the periods ended
	At March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Peru	163,314	153,109
Argentina	253,250	245,605
U.S.A.	277,513	325,902
Europe	195,355	249,335
Colombia	96,323	83,269
Brazil	1,039,517	1,281,888
Ecuador	61,463	56,513
Chili	425,536	423,411
Asia Pacific and rest of Latin America	181,578	272,224

Income from ordinary activities	2,693,849	3,091,256

Other operating income	97,293	86,179

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Cash on hand	8,468	11,568
Bank balances	169,729	239,514
Overnight	160,839	154,666

Total Cash	339,036	405,748

Cash equivalents
Time deposits	418,951	382,895
Mutual funds	201,173	200,753

Total cash equivalents	620,124	583,648

Total cash and cash equivalents	959,160	989,396

Cash and cash equivalents are denominated in the following currencies:

Currency	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Argentine peso	50,261	44,697
Brazilian real	49,378	45,591
Chilean peso (*)	257,256	30,758
Colombian peso	15,561	17,188
Euro	7,346	9,639
US Dollar	488,681	745,214
Strong bolivar (**)	62,513	63,236
Other currencies	28,164	33,073

Total	959,160	989,396

(*)	The Company maintains currency derivative contracts (forward) at March 31, 2015, for ThUS$ 115,062 (at December 31, 2014 no maintains currency derivative contracts (forward)), for conversion into dollars of investments in pesos.
(**)	In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela.

During 2014, in accordance with the acceptance of the Company about the proposal Bolivarian Republic of Venezuela regarding the repatriation of foreign exchange through the so-called “request of acquisition of foreign exchange”, the Company has modified the exchange rate used in determining equivalence of United States Dollar in cash and cash equivalents held in Strong Bolivar, from 6.3 VEF/US$ to 12.0 VEF/US$, which represented a charge in results for the period 2014 by foreign exchange, equivalent amount of ThUS$ 61,021.

At end of the first quarter of 2015, the Company has maintained the exchange rate of Strong Bolivar in 12.0 VEF/US$.

The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 16 letter (d), additional information in numeral (iv) Financial leases.

Other inflows (outflows) of cash:

	For the periods ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Currency hedge	(3,748)	5,478
Fuel hedge	(131,229)	5,027
Hedging margin guarantees	69,658	7,984
Guarantees	(54,174)	(6,736)
Fuel derivatives premiums	(3,745)	(1,385)
Bank commissions, taxes paid and other	(421)	(3,398)

Total Other inflows (outflows) Operation flow	(123,659)	6,970

Certificate of bank deposits	3,800	(25,217)

Total Other inflows (outflows) Investment flow	3,800	(25,217)

Aircraft Financing advances	46,997	62,993
Credit card loan manager	2,814	3,185
Settlement of derivative contracts	(10,048)	(11,235)
Finance charges by transfer of the rights	1,548	—

Total Other inflows (outflows) Financing flow	41,311	54,943

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of March 31, 2015 (Unaudited)

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	757,987	—	—	201,173	959,160
Other financial assets, current (*)	38,654	25,363	48,667	356,670	469,354
Trade and others accounts receivable, current	1,016,988	—	—	—	1,016,988
Accounts receivable from related entities, current	313	—	—	—	313
Other financial assets, non current (*)	79,351	—	491	—	79,842
Accounts receivable, non current	29,590	—	—	—	29,590

Total	1,922,883	25,363	49,158	557,843	2,555,247

Liabilities	Other financial liabilities	Hedge derivatives	Held for trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,425,510	156,044	559	1,582,113
Trade and others accounts payable, current	1,360,225	—	—	1,360,225
Accounts payable to related entities, current	57	—	—	57
Other financial liabilities, non-current	7,272,962	28,478	—	7,301,440
Accounts payable, non-current	543,077	—	—	543,077

Total	10,601,831	184,522	559	10,786,912

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

As of December 31, 2014

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	788,643	—	—	200,753	989,396
Other financial assets, current (*)	103,866	2,161	41,111	503,263	650,401
Trade and others accounts receivable, current	1,378,837	—	—	—	1,378,837
Accounts receivable from related entities, current	308	—	—	—	308
Other financial assets, non current (*)	84,495	—	491	—	84,986
Accounts receivable, non current	30,465	—	—	—	30,465

Total	2,386,614	2,161	41,602	704,016	3,134,393

Liabilities	Other financial liabilities	Hedge derivatives	Held for trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,397,382	226,043	1,190	1,624,615
Trade and others accounts payable, current	1,489,396	—	—	1,489,396
Accounts payable to related entities, current	35	—	—	35
Other financial liabilities, non-current	7,360,685	28,327	—	7,389,012
Accounts payable, non-current	577,454	—	—	577,454

Total	10,824,952	254,370	1,190	11,080,512

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

a)	Assets

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	959,160	989,396
Argentine peso	50,261	44,697
Brazilian real	49,378	45,591
Chilean peso	257,256	30,758
Colombian peso	15,561	17,188
Euro	7,346	9,639
US Dollar	488,681	745,214
Strong bolivar	62,513	63,236
Other currencies	28,164	33,073

Other financial assets (current and non-current)	549,196	735,387
Argentine peso	48,524	45,169
Brazilian real	368,719	500,875
Chilean peso	26,867	26,881
Colombian peso	384	406
Euro	3,797	4,244
US Dollar	99,851	156,687
Strong bolivar	23	43
Other currencies	1,031	1,082

Trade and other accounts receivable, current	1,016,988	1,378,837
Argentine peso	86,518	100,798
Brazilian real	384,397	528,404
Chilean peso	63,242	131,191
Colombian peso	9,836	9,021
Euro	23,053	38,764
US Dollar	338,789	369,774
Strong bolivar	4,854	4,895
Other currencies (*)	106,299	195,990

Accounts receivable, non-current	29,590	30,465
Brazilian real	634	761
Chilean peso	5,070	5,814
US Dollar	23,735	23,734
Other currencies (*)	151	156

Accounts receivable from related entities, current	313	308
Brazilian real	—	9
Chilean peso	313	299

Total assets	2,555,247	3,134,393
Argentine peso	185,303	190,664
Brazilian real	803,128	1,075,640
Chilean peso	352,748	194,943
Colombian peso	25,781	26,615
Euro	34,196	52,647
US Dollar	951,056	1,295,409
Strong bolivar	67,390	68,174
Other currencies	135,645	230,301

(*)	See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	March 31,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited

Trade accounts receivable	926,226	1,269,435
Other accounts receivable	185,935	210,909

Total trade and other accounts receivable	1,112,161	1,480,344
Less: Allowance for impairment loss	(65,583)	(71,042)

Total net trade and accounts receivable	1,046,578	1,409,302
Less: non-current portion – accounts receivable	(29,590)	(30,465)

Trade and other accounts receivable, current	1,016,988	1,378,837

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	March 31,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited

Fully performing	804,151	1,088,364

Matured accounts receivable, but not impaired
Expired from 1 to 90 days	39,596	83,599
Expired from 91 to 180 days	8,869	11,521
More than 180 days overdue (*)	8,027	14,909

Total matured accounts receivable, but not impaired	56,492	110,029

Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	31,304	53,956
Debtor under pre-judicial collection process and portfolio sensitization	34,279	17,086

Total matured accounts receivable and impaired	65,583	71,042

Total	926,226	1,269,435

(*)	Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable:

	As of	As of
	March 31,	December 31,
Currency	2015	2014
	ThUS$	ThUS$
	Unaudited
Argentine Peso	86,518	100,798
Brazilian Real	385,031	529,165
Chilean Peso	68,312	137,005
Colombian peso	9,836	9,021
Euro	23,053	38,764
US Dollar	362,524	393,508
Strong bolivar	4,854	4,895
Other currency (*)	106,450	196,146

Total	1,046,578	1,409,302

(*) Other currencies
Australian Dollar	9,087	15,243
Chinese Yuan	3,177	35,626
Danish Krone	3,617	8,814
Pound Sterling	34,038	33,624
Indian Rupee	81	1,887
Japanese Yen	1,682	4,635
Norwegian Kroner	8,077	16,516
Swiss Franc	5,273	5,701
Korean Won	4,788	25,203
New Taiwanese Dollar	4,274	10,323
Other currencies	32,356	38,574

Total	106,450	196,146

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Movement in the allowance for impairment loss of Trade and other accounts receivables:

Periods	Opening balance ThUS$	Write-offs ThUS$	(Increase) Decrease ThUS$	Closing balance ThUS$

From January 1 to March 31, 2014 (Unaudited)	(70,602)	19	(5,019)	(75,602)
From April 1 to December 31, 2014	(75,602)	6,845	(2,285)	(71,042)

From January 1 to March 31, 2015 (Unaudited)	(71,042)	225	5,234	(65,583)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2015 (Unaudited)			As of December 31, 2014
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	926,226	(65,583)	860,643	1,269,435	(71,042)	1,198,393
Other accounts receivable	185,935	—	185,935	210,909	—	210,909

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of March 31, 2015	As of December 31, 2014
					ThUS$	ThUS$
					Unaudited

78.591.370-1	Bethia S.A. and Subsidiaries	Others related parties	Chile	CLP	299	284
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	CLP	14	15
Foreign	Prisma Fidelidade S.A.	Joint Venture	Brazil	BRL	—	9

	Total current assets				313	308

(b)	Accounts payable

Tax No.	Related party	Relationship	Country of origin	Currency	As of March 31, 2015	As of December 31, 2014
					ThUS$	ThUS$
					Unaudited
65.216.000-K	Comunidad Mujer	Other related parties	Chile	CLP	2	2
78.591.370-1	Bethia S.A. and Subsidiaries	Other related parties	Chile	CLP	11	6
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	US$	44	27

	Total current liabilities				57	35

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Technical stock	201,586	229,313
Non-technical stock	33,908	36,726

Total production suppliers	235,494	266,039

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of March 31, 2015 amounts to ThUS$ 3,418 (ThUS$ 2,982 as of December 31, 2014). The resulting amounts do not exceed the respective net realizable values.

As of March 31, 2015, the Company recorded ThUS$ 39,685 (ThUS$ 43,148 as of March 31, 2014) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

During the period of 2015 no reversals of write-downs resulting from an increase in net realizable value were recognized.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets

Private investment funds	356,670	480,777	—	—	356,670	480,777
Deposits in guarantee (aircraft)	9,908	8,458	70,240	70,155	80,148	78,613
Certificate of deposit (CBD)	—	18,293	—	—	—	18,293
Guarantees for margins of derivatives	22,946	92,556	—	—	22,946	92,556
Deposits in guarantee (loan)	—	—	5,999	11,116	5,999	11,116
Other investments	—	4,193	491	491	491	4,684
Domestic and foreign bonds	48,667	41,111	—	—	48,667	41,111
Other guarantees given	5,800	2,852	3,112	3,224	8,912	6,076

Subtotal of other financial assets	443,991	648,240	79,842	84,986	523,833	733,226

(b) Hedging assets

Interest accrued since the last payment date of Cross currency swap	179	377	—	—	179	377
Fair value of interest rate derivatives	—	1	—	—	—	1
Fair value of foreign currency derivatives (*)	19,656	—	—	—	19,656	—
Fair value of fuel price derivatives	5,528	1,783	—	—	5,528	1,783

Subtotal of hedging assets	25,363	2,161	—	—	25,363	2,161

Total Other Financial Assets	469,354	650,401	79,842	84,986	549,196	735,387

(*)	The foreign currency derivatives correspond to forward and combination of options.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 18.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments

Aircraft leases	25,180	26,039	22,340	26,201	47,520	52,240
Aircraft insurance and other	5,140	12,160	—	—	5,140	12,160
Others	25,517	17,970	39,070	36,450	64,587	54,420

Subtotal advance payments	55,837	56,169	61,410	62,651	117,247	118,820

(b) Other assets

Aircraft maintenance reserve (*)	28,630	31,108	161,327	123,588	189,957	154,696
Sales tax	226,419	155,795	62,598	64,652	289,017	220,447
Other taxes	4,298	3,513	—	—	4,298	3,513
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	599	599	453	453	1,052	1,052
Judicial deposits	—	—	78,491	90,450	78,491	90,450
Others	1,428	687	1,260	1,019	2,688	1,706

Subtotal other assets	261,374	191,702	304,129	280,162	565,503	471,864

Total Other Non - Financial Assets	317,211	247,871	365,539	342,813	682,750	590,684

(*)	Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (5 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of March 31, 2015, LATAM had ThUS$ 189,957 in maintenance reserves (ThUS$ 154,696 at December 31, 2014), corresponding to 12 aircraft out of a total fleet of 327 (12 aircraft out of a total fleet of 327 at December 31, 2014). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2017.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

Detail of significant subsidiaries and summarized financial information:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of March 31, 2015%	As of December 31, 2014%
			Unaudited
Lan Perú S.A.	Peru	US$	69.97858	69.97858
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	94.99055	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

	Statement of financial position as of March 31, 2015						Results for the period ended March 31, 2015
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Lan Perú S.A.	259,364	234,252	25,112	234,621	233,046	1,575	277,969	15,058
Lan Cargo S.A.	563,822	240,189	323,633	235,178	129,015	106,163	65,860	(12,563)
Lan Argentina S.A.	221,037	200,887	20,150	177,451	174,881	2,570	126,391	13,728
Transporte Aéreo S.A.	366,840	81,506	285,334	147,676	61,808	85,868	91,458	(1,129)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	118,265	63,286	54,979	101,626	97,041	4,585	62,308	5,513
Aerovías de Integración Regional, AIRES S.A.	146,974	62,150	84,824	48,097	36,528	11,569	75,124	(9,244)
TAM S.A. (*)	6,011,366	1,641,647	4,369,719	5,182,653	1,947,942	3,234,711	1,332,408	(14,978)

	Statement of financial position as of December 31, 2014						Results for the period ended March 31, 2014
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Lan Perú S.A.	239,470	214,245	25,225	228,395	226,784	1,611	282,152	(7,408)
Lan Cargo S.A.	575,979	250,174	325,805	234,772	119,111	115,661	63,351	(14,384)
Lan Argentina S.A.	233,142	206,503	26,639	201,168	198,593	2,575	134,241	18,794
Transporte Aéreo S.A.	367,570	80,090	287,480	147,278	59,805	87,473	102,056	6,820
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,472	78,306	48,166	116,040	111,718	4,322	62,346	(7,381)
Aerovías de Integración Regional, AIRES S.A.	131,324	38,751	92,573	61,736	49,577	12,159	93,902	(12,766)
TAM S.A. (*)	6,817,698	1,921,316	4,896,382	5,809,529	2,279,110	3,530,419	1,663,758	28,094

(b)	Non-controlling interest

Equity	Tax No.	Country of origin	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	7,423	3,323
Lan Cargo S.A. and Subsidiaries	93.383.000	Chile	0.10605	0.10605	1,086	925
Inversiones Lan S.A. and Subsidiaries	96.575.810.	Chile	0.29000	0.29000	—	5
Promotora Aérea Latinoamericana S.A. and Sub	0-E	Mexico	51.00000	51.00000	2,788	1,730
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	(1,066)	195
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	18	217
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	4	5
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	7	6
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	204	(826)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	971	684
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	754	825
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	78,265	94,710

Total					90,454	101,799

		Country	As of March 31,	As of December 31,	For the period ended December 31,
Incomes	Tax No.	of origin	2015	2014	2015	2014
			%	%	ThUS$	ThUS$
	Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	4,517	(2,223)
Lan Cargo S.A. and Subsidiaries	93.383.000	Chile	0.10605	0.10605	6	(20)
Inversiones Lan S.A. and Subsidiaries	96.575.810.	Chile	0.00000	0.29000	—	1
Promotora Aerea Latinoamericana S.A. and Sub	0-E	Mexico	51.00000	51.00000	1,058	(788)
Aerolane, Lineas Aéreas Nacionales del Ecuador	0-E	Ecuador	0.00000	0.00000	—	(2,070)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	67	66
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	14	14
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	(1)	—
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	1	—
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	1,029	(336)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	(91)	(125)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	(36)	148
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	9,108	7,683

Total					15,672	2,350

NOTE 14 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Airport slots	994,442	1,201,028	994,442	1,201,028
Loyalty program	331,459	400,317	331,459	400,317
Computer software	109,344	126,797	303,729	309,846
Developing software	68,241	74,050	68,241	74,050
Trademarks	64,490	77,887	64,490	77,887
Other assets	—	—	808	808

Total	1,567,976	1,880,079	1,763,169	2,063,936

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (*)	Trademarks and loyalty program (*)	Other assets Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	4,508	15,859	—	—	—	20,367
Withdrawals	(1,071)	(1,227)	—	—	—	(2,298)
Transfer software	7,868	(7,529)	—	—	—	339
Foreing exchange	2,154	1,062	47,901	19,072	—	70,189
Amortization	(14,087)	—	—	—	(41)	(14,128)

Closing balance as of March 31, 2014 (Unaudited)	142,496	54,240	1,409,708	561,293	40	2,167,777

Opening balance as of April 1, 2014	142,496	54,240	1,409,708	561,293	40	2,167,777
Additions	12,394	45,135	—	—	—	57,529
Withdrawals	(294)	(2,349)	—	—	—	(2,643)
Transfer software	14,483	(17,010)	—	—	—	(2,527)
Foreing exchange	(8,917)	(5,966)	(208,680)	(83,089)	—	(306,652)
Amortization	(33,365)	—	—	—	(40)	(33,405)

Closing balance as of December 31, 2014	126,797	74,050	1,201,028	478,204	—	1,880,079

Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	—	1,880,079
Additions	608	5,824	—	—	—	6,432
Withdrawals	(945)	—	—	—	—	(945)
Transfer software	3,302	(3,328)	—	—	—	(26)
Foreing exchange	(9,082)	(8,305)	(206,586)	(82,255)	—	(306,228)
Amortization	(11,336)	—	—	—	—	(11,336)

Closing balance as of March 31, 2015 (Unaudited)	109,344	68,241	994,442	395,949	—	1,567,976

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of March 31, 2015 amounts to ThUS$ 194,385 (ThUS$ 183,049 as of December 31, 2014). The accumulated amortization of other identifiable intangible assets as of March 31, 2015 amounts to ThUS$ 808 (ThUS$ 808 as of December 31, 2014).

(*)	See Note 2.5

NOTE 15 – GOODWILL

The Goodwill amount at March 31, 2015 is ThUS$ 2,762,163 (ThUS$ 3,313,401 at December 31, 2014).

The Company has two cash- generating units (CGUs), confirming the existence of two cash-generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”; consistent with this, at December 31, 2014 was performed impairment tests based on value in use and no impairment was identified. These tests are done at least once per year.

At December 31, 2014, the recoverable amounts of cash generating units have been determined from estimated cash flows by the Administration. The main assumptions used are disclosed as follows:

		Air transportation CGU	Coalition and loyalty program Multiplus CGU (2)

Annual growth rate (Terminal)%		1.5 and 2.5	4.7 and 5.7
Exchange rate (1)	R$/US$	2.7 and 3.62	2.7 and 3.62
Discount rate based on the weighted average cost of capital (WACC)%		9.8 and 10.8	—
Discount rate based on cost of equity (CoE)%		—	18.0 and 24.0
Fuel Price from futures price curves commodities markets	US$/barril	90	—

(1)	In line with the expectations of the Central Bank of Brazil
(2)	The flows, as in the growth rate and discount, are denominated in real.

Given the expectation of growth and the long investment cycles characteristic of the industry, projections of ten years are used.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

The sensitivity analysis included individual impact of variations in the key assumptions with impact on the determination of the recoverable amounts, namely:

	Increase Maximum WACC	Increase Maximum CoE	Decrease Minimum terminal growth rate
	%	%	%
Air transportation CGU	10.8	—	1.5
Coalition and loyalty program Multiplus CGU	—	24.0	4.7

In none of the previous cases impairment in the cash- generating unit was presented.

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	2,985,037	742,568	3,727,605
Increase (decrease) due to exchange rate differences	96,969	26,119	123,088

Closing balance as of March 31, 2014 (Unaudited)	3,082,006	768,687	3,850,693

Opening balance as of April 1, 2014	3,082,006	768,687	3,850,693
Increase (decrease) due to exchange rate differences	(457,340)	(113,789)	(571,129)
Others	33,837	—	33,837

Closing balance as of December 31, 2014	2,658,503	654,898	3,313,401

Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(438,590)	(112,648)	(551,238)

Closing balance as of March 31, 2015 (Unaudited)	2,219,913	542,250	2,762,163

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Construction in progress	1,071,644	937,279	—	—	1,071,644	937,279
Land	50,849	57,988	—	—	50,849	57,988
Buildings	132,313	249,361	(40,566)	(82,355)	91,747	167,006
Plant and equipment	8,372,794	8,660,352	(1,609,454)	(1,770,560)	6,763,340	6,889,792
Own aircraft	7,450,883	7,531,526	(1,420,223)	(1,407,704)	6,030,660	6,123,822
Other	921,911	1,128,826	(189,231)	(362,856)	732,680	765,970
Machinery	42,825	65,832	(23,069)	(42,099)	19,756	23,733
Information technology equipment	174,212	188,208	(129,609)	(137,199)	44,603	51,009
Fixed installations and accessories	191,244	97,090	(91,362)	(53,307)	99,882	43,783
Motor vehicles	109,278	95,981	(70,602)	(53,452)	38,676	42,529
Leasehold improvements	150,481	144,230	(89,938)	(87,707)	60,543	56,523
Other property, plants and equipment	3,922,709	4,522,589	(1,525,941)	(2,019,155)	2,396,768	2,503,434
Financial leasing aircraft	3,768,473	4,365,247	(1,492,845)	(1,985,458)	2,275,628	2,379,789
Other	154,236	157,342	(33,096)	(33,697)	121,140	123,645

Total	14,218,349	15,018,910	(3,580,541)	(4,245,834)	10,637,808	10,773,076

(a)	The movement in the different categories of Property, plant and equipment from January 1, 2014 to March 31, 2015 is shown below:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2014	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786

Additions	4,690	—	2,041	107,130		5,097	742	645	—	36,597	156,942
Disposals	—	—	—	(556,217	) (*)	(1)	—	—	—	—	(556,218)
Retirements	(21)	—	(1)	(8,899)		(42)	(120)	(13)	—	(8,518)	(17,614)
Depreciation expenses	—	—	(2,946)	(99,509)		(3,793)	(1,938)	(80)	(3,408)	(85,047)	(196,721)
Foreign exchange	9,937	1,430	3,029	13,484		357	(619)	(23)	—	60,864	88,459
Other increases (decreases)	57,497	—	1,179	(300,006)		(999)	695	9	58,931	237,432	54,738

Changes, total	72,103	1,430	3,302	(844,017)		619	(1,240)	538	55,523	241,328	(470,414)

Closing balance as of March 31, 2014 (Unaudited)	930,753	60,782	175,087	5,963,101		46,838	49,352	2,282	72,292	3,211,885	10,512,372

Opening balance as of April 1, 2014	930,753	60,782	175,087	5,963,101		46,838	49,352	2,282	72,292	3,211,885	10,512,372

Additions	25,290	3,440	14,595	1,107,152		17,142	1,448	941	—	117,452	1,287,460
Disposals	—	—	—	(103,912	) (*)	(56)	—	(4)	—	(328)	(104,300)
Retirements	(684)	—	(402)	(30,564)		(163)	(110)	(40)	(50)	(25,764)	(57,777)
Depreciation expenses	—	—	(11,034)	(332,458)		(13,096)	(6,961)	(961)	(15,719)	(200,986)	(581,215)
Foreign exchange	(9,204)	(6,234)	(15,370)	(73,441)		(3,952)	(890)	353	—	(171,591)	(280,329)
Other increases (decreases)	(8,876)	—	4,130	424,211		4,296	944	(606)	—	(427,234)	(3,135)

Changes, total	6,526	(2,794)	(8,081)	990,988		4,171	(5,569)	(317)	(15,769)	(708,451)	260,704

Closing balance as of December 31, 2014	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

Additions	9,142	—	—	112,683		1,165	557	17	9,445	33,388	166,397
Disposals	—	—	—	(5,187)		—	—	—	—	—	(5,187)
Retirements	—	—	—	(2,889)		(45)	(1)	—	—	(1,790)	(4,725)
Depreciation expenses	—	—	(941)	(132,222)		(4,129)	(4,083)	(73)	(4,199)	(43,991)	(189,638)
Foreign exchange	(45)	(6,073)	(16,130)	(93,311)		(2,938)	(457)	(366)	—	(109,916)	(229,236)
Other increases (decreases)	125,268	(1,066)	(58,188)	(12,934)		(459)	60,083	—	(1,226)	15,643	127,121

Changes, total	134,365	(7,139)	(75,259)	(133,860)		(6,406)	56,099	(422)	4,020	(106,666)	(135,268)

Closing balance as of March 31, 2015 (Unaudited)	1,071,644	50,849	91,747	6,820,229		44,603	99,882	1,543	60,543	2,396,768	10,637,808

(*)	During the first half of 2014 four Boeing 777-300ER aircraft were sold and subsequently leased.

(b)	Composition of the fleet:

		Aircraft included
		in the Company’s Property,				Operating		Total
		plant and equipment				leases		fleet
		As of		As of		As of	As of	As of		As of
Aircraft	Model	March 31, 2015		December 31, 2014		March 31, 2015	December 31, 2014	March 31, 2015		December 31, 2014
		Unaudited				Unaudited		Unaudited
Boeing 767	300ER	34		34		4	4	38		38
Boeing 767	300F	8	(2)	8	(1)	3	3	11	(2)	11	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 777	Freighter	2		2		2	2	4		4
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	—		—		2	—	2		—
Airbus A319	100	40		40		12	12	52		52
Airbus A320	200	95		95		61	63	156		158
Airbus A321	200	19		18		3	3	22		21
Airbus A330	200	8		8		5	5	13		13
Airbus A340	300	3		3		—	—	3		3
Bombardier	Dhc8-200	2		2		5	5	7		7

Total		221		220		107	107	328		327

(1)	Two aircraft leased to FEDEX
(2)	Two aircraft leased to FEDEX

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum

Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the	3	20
	short-haul fleet and 36% in the long-haul fleet. (*)

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 189,638 (ThUS$ 196,721 at March 31, 2014). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

In the period ended March 31, 2015, direct guarantees by one Airbus A321-200 aircraft was added.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			March 31,		December 31,
			2015		2014
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited

Wilmington Trust Company	Aircraft and engines	Boeing 767	977,978	1,266,682	1,001,311	1,277,357
		Boeing 777 / 787	442,359	503,052	452,622	518,788
Banco Santander S.A.	Aircraft and engines	Airbus A319	64,377	99,115	66,318	100,485
		Airbus A320	570,058	777,517	585,008	788,706
		Airbus A321	38,895	46,380	39,739	45,161
BNP Paribas	Aircraft and engines	Airbus A319	169,798	235,353	174,714	238,103
		Airbus A320	158,154	202,020	162,304	207,881
Credit Agricole	Aircraft and engines	Airbus A319	51,362	118,142	55,797	121,038
		Airbus A320	147,088	222,091	157,514	219,460
		Airbus A321	57,894	99,485	60,288	63,939
JP Morgan	Aircraft and engines	Boeing 777	231,951	272,244	237,463	278,169
Wells Fargo	Aircraft and engines	Airbus A320	299,385	358,980	305,949	360,064
Bank of Utah	Aircraft and engines	Airbus A320	254,558	322,440	259,260	327,094
Natixis	Aircraft and engines	Airbus A320	46,946	55,259	48,814	55,946
		Airbus A321	439,295	555,880	405,416	488,198
Citibank N. A.	Aircraft and engines	Airbus A320	138,761	173,651	142,591	146,535
		Airbus A321	54,268	77,171	55,836	59,452
HSBC	Aircraft and engines	Airbus A320	57,665	64,698	59,005	59,342
KfW IPEX-Bank	Aircraft and engines	Airbus A320	15,477	17,227	16,088	17,516
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	67,966	49,735	69,721	70,102

Total direct guarantee			4,284,235	5,517,122	4,355,758	5,443,336

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at March 31, 2015 amounted to ThUS$ 1,542,387 (ThUS$ 1,626,257 at December 31, 2014). The book value of assets with indirect guarantees as of March 31, 2015 amounts to ThUS$ 2,176,994 (ThUS$ 2,335,135 as of December 31, 2014).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	March 31,	December 31,
	2015	2014
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	150,987	138,960
Commitments for the acquisition of aircraft (*)	21,700,000	21,500,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2015	2016	2017	2018	2019	2020	2021	Total

Airbus S.A.S.	15	23	26	31	11	12	5	123

A320-NEO	—	2	18	16	8	8	—	52
A321	14	15	—	—	—	—	—	29
A321-NEO	—	—	—	6	—	4	5	15
A350	1	6	8	9	3	—	—	27

The Boeing Company	3	5	6	4	—	—	—	18

B777	—	—	2	—	—	—	—	2
B787-8			4	4				8

B787-9	3	5	—	—	—	—	—	8

Total	18	28	32	35	11	12	5	141

In July 2014 the cancellation of 4 Airbus A320 was signed and changing 12 Airbus A320 aircraft for 12 Airbus A320 NEO aircraft. In December 2014 a contract was signed changing 4 Airbus A320 aircraft for 4 Airbus A320 NEO aircraft and changing 9 Airbus A321 aircraft for 9 Airbus A321 NEO aircraft.

At March 31, 2015, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., remain to receive 96 aircraft Airbus A320 family, with deliveries between 2015 and 2021, and 27 Airbus aircraft A350 family with delivery dates starting from 2015.

The approximate amount is ThUS$ 17,700,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 5 Airbus A350 aircraft.

As of March 31, 2015, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of sixteen 787 Dreamliner aircraft, with delivery dates between 2015 and 2018, and two 777 with delivery expected for 2017 remain to receive. Additionally, the Company has valid purchase options for 15 787 Dreamliner aircraft.

The approximate amount, according to the manufacturer’s price list, is ThUS$ 4,000,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		March 31,
		2015	2014
		Unaudited
Average rate of capitalization of capitalized interest costs	%	2.77	2.84
Costs of capitalized interest	ThUS$	6,192	7,114

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			March 31,	December 31,
Lessor	Aircraft	Model	2015	2014
			Unaudited
Agonandra Statutory Trust	Airbus A319	100	4	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corporation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	4	4
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1

Total			71	71

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of March 31, 2015 the Company had seventy one aircraft (seventy one aircraft as of December 31, 2014).

The book value of assets under financial leases as of March 31, 2015 amounts to ThUS$ 2,275,628 (ThUS$ 2,379,789 as of December 31, 2014).

The minimum payments under financial leases are as follows:

	As of March 31, 2015 (Unaudited)			As of December 31, 2014
	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

No later than one year	409,029	(51,481)	357,548	403,840	(48,197)	355,643
Between one and five years	1,038,224	(105,198)	933,026	1,121,190	(97,909)	1,023,281
Over five years	331,233	4,688	335,921	261,877	(6,409)	255,468

Total	1,778,486	(151,991)	1,626,495	1,786,907	(152,515)	1,634,392

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended March 31, 2015, the income tax provision was calculated at the rate of 22.5% for the business year 2015, in accordance with the recently enacted Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the “Partially Integrated Taxation System”(*) is chosen. Alternatively, if the Company chooses the “Attributed Income Taxation System”(*) the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the “Partially Integrated Taxation System”, unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the “Attributed Income Taxation System”. This decision must be taken at the latest in the last quarter of 2016.

The effects of the updating of deferred tax assets and liabilities according to rates changes introduced by Law No. 20,780 depending on their period back were recorded equity in accordance with the instructions of Chilean Superintendency of Securities and Insurance in his Office Circular No. 856 of October 17, 2014. The total effect in equity was ThUS $ 150,210, which is explained by an increase in deferred tax assets of ThUS$ 87 and an increase in deferred tax liabilities of ThUS$ 145,253 and an increase in equity by deferred tax of ThUS$ 5,044. The net effect on the assets and liabilities by deferred tax was an increase on liabilities for ThUS$ 145,166.

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

(*)	The Partially Integrated Taxation System is one of the tax regimes approved through the Tax Reform previously mentioned, which is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	45,553	68,752	—	—	45,553	68,752
Other recoverable credits	28,510	31,956	24,629	17,663	53,139	49,619

Total current tax assets	74,063	100,708	24,629	17,663	98,692	118,371

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	19,485	16,712	—	—	19,485	16,712
Additional tax provision	765	1,177	—	—	765	1,177

Total current tax liabilities	20,250	17,889	—	—	20,250	17,889

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	March 31,	December 31,	March 31,	December 31,
	2015	2014	2015	2014
	Unaudited		Unaudited
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(22,603)	(23,675)	895,250	847,965
Leased assets	(94,085)	(102,457)	74,974	83,318
Amortization	(35,218)	(31,750)	117,485	128,350
Provisions	336,913	416,153	71,687	65,076
Revaluation of financial instruments	319	270	(11,893)	(12,536)
Tax losses	166,351	151,569	(621,975)	(571,180)
Revaluation property, plant and equipment	—	—	(4,968)	(5,999)
Intangibles	—	—	433,268	523,275
Others	(3,121)	(2,787)	(1,273)	(6,375)

Total	348,556	407,323	952,555	1,051,894

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to reverse in the long term.

Movements of Deferred tax assets and liabilities:

(a)	From January 1 to March 31, 2014

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(574,997)	(11,661)	—	(1,065)	—	(587,723)
Leased assets	(193,762)	(4,763)	—	(973)	—	(199,498)
Amortization	(124,357)	(8,391)	—	(574)	—	(133,322)
Provisions	525,241	(41,447)	—	15,817	—	499,611
Revaluation of financial instruments	16,070	(3,508)	1,909	397	—	14,868
Tax losses (*)	551,528	86,068	—	4,161	—	641,757
Revaluation property, plant and equipment	18,544	(1,236)	—	1,836	—	19,144
Intangibles	(593,325)	—	—	(20,869)	—	(614,194)
Others	10,792	(8,309)	—	6,976	(860)	8,599

Total	(364,266)	6,753	1,909	5,706	(860)	(350,758)

(b)	From April 1 to December 31, 2014

	Opening	Recognized in	Recognized in	Exchange	Effect from		Ending
	balance	consolidated	comprehensive	rate	change in		balance
	Assets/(liabilities)	income	income	variation	tax rate	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(587,723)	(62,962)	—	4,640	(225,595)	—	(871,640)
Leased assets	(199,498)	52,512	—	4,240	(43,029)	—	(185,775)
Amortization	(133,322)	(13,230)	—	2,502	(16,050)	—	(160,100)
Provisions	499,611	(57,815)	—	(68,907)	(21,812)	—	351,077
Revaluation of financial instruments	14,868	(50,167)	46,070	(1,728)	3,763	—	12,806
Tax losses (*)	641,757	61,730	—	(18,129)	163,596	(126,205)	722,749
Revaluation property, plant and equipment	19,144	(5,148)	—	(7,997)	—	—	5,999
Intangibles	(614,194)	—	—	90,919	—	—	(523,275)
Others	8,599	21,764	—	(33,176)	(6,039)	12,440	3,588

Total	(350,758)	(53,316)	46,070	(27,636)	(145,166)	(113,765)	(644,571)

(c)	From January 1 to March 31, 2015

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(871,640)	(50,807)	—	4,594	—	(917,853)
Leased assets	(185,775)	12,519	—	4,197	—	(169,059)
Amortization	(160,100)	4,919	—	2,478	—	(152,703)
Provisions	351,077	(17,635)	—	(68,216)	—	265,226
Revaluation of financial instruments	12,806	22,482	(21,366)	(1,710)	—	12,212
Tax losses (*)	722,749	83,524	—	(17,947)	—	788,326
Revaluation property, plant and equipment	5,999	6,885	—	(7,916)	—	4,968
Intangibles	(523,275)	—	—	90,007	—	(433,268)
Others	3,588	(8,341)	—	1,521	1,384	(1,848)

Total	(644,571)	53,546	(21,366)	7,008	1,384	(603,999)

(*)	In relation to the Tax Recovery Program (REFIS), established in Law No. 11,941/09, the Provisional Measure No. 651/2014 approved by the Brazilian National Congress and signed into Law No. 13,043/14, in its Section VIII, Article 33, establishes that taxpayers that have tax debts can anticipate paying their tax debt by using tax credits related to tax loss carryforwards up to an amount of 70% of the total debt if they pay the other 30% in cash. The Company adhered to the program and paid its debt through this mechanism.

Therefore, during the business year 2014 the company TAM Linhas Aéreas S.A. decreased its liability associated with the REFIS program using its deferred tax assets related to its tax loss of ThUS $ 126,205 at March 31, 2015, generating no effect on the outcome of tax.

Deferred tax assets not recognized:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Tax losses	—	2,781

Total Deferred tax assets not recognized	—	2,781

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. During the business year 2015, the Company has not ceased to recognize deferred tax assets (ThUS$ 2,781 at December 31, 2014 according with a loss of ThUS$ 11,620 at December 31, 2014) to offset against future years tax benefits.

Deferred tax expense and current income taxes:

	For the periods ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	29,794	19,212
Adjustment to previous period’s current tax	199	—

Total current tax expense, net	29,993	19,212

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(53,546)	(8,021)
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	—	1,268

Total deferred tax expense, net	(53,546)	(6,753)

Income tax expense	(23,553)	12,459

Composition of income tax expense (income):

	For the periods ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	28,689	18,665
Current tax expense, net, Chile	1,304	547

Total current tax expense, net	29,993	19,212

Deferred tax expense, net, foreign	(33,218)	37,282
Deferred tax expense, net, Chile	(20,328)	(44,035)

Deferred tax expense, net, total	(53,546)	(6,753)

Income tax expense	(23,553)	12,459

Profit before tax by the legal tax rate in Chile (21%)

	For the periods ended
	March 31,			March 31,
	2015		2014	2015	2014
	ThUS$		ThUS$	%	%
	Unaudited			Unaudited
Tax expense using the legal rate	(14,288	) (*)	(5,773)	22.50 (*)	20.00

Tax effect of rates in other jurisdictions	1,039		(1,737)	(1.64)	6.02
Tax effect of non-taxable operating revenues	(30,197)		(28,649)	47.55	99.22
Tax effect of disallowable expenses	17,977		48,449	(28.31)	(167.80)
Other increases (decreases) in legal tax charge	1,916		169	(3.02)	(0.59)

Total adjustments to tax expense using the legal rate	(9,265)		18,232	14.58	(63.15)

Tax expense using the effective rate	(23,553)		12,459	37.08	(43.15)

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First-Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at December 31, 2014, the Company recognized a loss on their retained earnings ThUS$ 150,210 as a result of the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	(21,366)	1,909
Aggregate deferred taxation related to items charged to net equity	(713)	(860)

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of March 31, 2015	As of December 31, 2014
	ThUS$ Unaudited	ThUS$
Current
(a) Interest bearing loans	1,425,510	1,397,382
(b) Derivatives not recognized as a hedge	559	1,190
(c) Hedge derivatives	156,044	226,043

Total current	1,582,113	1,624,615

Non-current
(a) Interest bearing loans	7,272,962	7,360,685
(c) Hedge derivatives	28,478	28,327

Total non-current	7,301,440	7,389,012

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	327,586	327,278
Bank loans	95,722	98,711
Guaranteed obligations	512,672	472,864
Other guaranteed obligations	31,970	61,872

Subtotal bank loans	967,950	960,725

Obligation with the public	29,368	21,206
Financial leases	364,980	364,514
Other loans	63,212	50,937

Total current	1,425,510	1,397,382

Non-current
Bank loans	454,929	415,667
Guaranteed obligations	3,763,798	3,765,518
Other guaranteed obligations	24,438	93,992

Subtotal bank loans	4,243,165	4,275,177

Obligation with the public	1,107,892	1,111,481
Financial leases	1,264,762	1,344,520
Other loans	657,143	629,507

Total non-current	7,272,962	7,360,685

Total obligations with financial institutions	8,698,472	8,758,067

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans:

	As of March 31, 2015	As of December 31, 2014
Currency	ThUS$	ThUS$
	Unaudited

Argentine peso	38,055	39,053
Brazilian real	43,745	53,410
Chilean peso (U.F.)	268,201	187,614
Euro	—	547
US Dollar	8,348,471	8,477,443

Total	8,698,472	8,758,067

Interest-bearing loans due in installments to March 31, 2015 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chili	US$	99,716	—	—	—	—	99,716	100,338	—	—	—	—	100,338	At expiration	3.61	3.61
97.036.000-K	SANTANDER	Chili	US$	60,000	—	—	—	—	60,000	60,025	—	—	—	—	60,025	At expiration	0.74	0.74
97.030.000-7	ESTADO	Chili	US$	55,000	—	—	—	—	55,000	55,025	—	—	—	—	55,025	At expiration	0.61	0.61
97.006.000-6	BCI	Chili	US$	100,000	—	—	—	—	100,000	100,193	—	—	—	—	100,193	At expiration	0.90	0.90
97.951.000-4	HSBC	Chili	US$	12,000	—	—	—	—	12,000	12,005	—	—	—	—	12,005	At expiration	0.50	0.50

Bank loans

97.023.000-9	CORPBANCA	Chili	UF	13,789	41,366	110,310	3,026	—	168,491	14,910	41,366	108,592	2,995	—	167,863	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	—	17,003	—	—	—	17,003	368	17,003	—	—	—	17,371	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	—	20,404	—	—	—	20,404	280	20,404	—	—	—	20,684	Monthly	33.00	33.00
97.036.000-K	SANTANDER	Chili	US$	—	—	340,104	—	—	340,104	922	—	340,104	—	—	341,026	Quarterly	2.36	2.35

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	26,208	78,071	165,443	60,225	30,099	360,046	26,920	78,071	165,443	60,225	30,099	360,758	Quarterly	1.69	1.55
0-E	BNP PARIBAS	U.S.A.	US$	7,939	24,229	68,542	73,850	168,842	343,402	9,029	24,229	68,011	73,681	168,816	343,766	Quarterly	2.14	2.97
0-E	WELLS FARGO	U.S.A.	US$	30,486	92,275	252,156	261,269	636,431	1,272,617	34,807	92,275	221,769	246,771	621,441	1,217,063	Quarterly	2.26	1.59
0-E	CITIBANK	U.S.A.	US$	16,736	50,795	140,402	147,882	311,676	667,491	18,286	50,795	130,170	142,883	305,392	647,526	Quarterly	2.26	1.51
97.036.000-K	SANTANDER	Chile	US$	5,168	15,610	42,871	44,704	66,861	175,214	5,451	15,611	40,494	43,705	66,287	171,548	Quarterly	1.34	0.80
0-E	BTMU	U.S.A.	US$	2,668	8,088	22,362	23,548	48,330	104,996	2,851	8,088	20,748	22,811	47,734	102,232	Quarterly	1.66	1.06
0-E	APPLE BANK	U.S.A.	US$	1,312	3,972	10,988	11,598	24,224	52,094	1,460	3,972	10,186	11,230	23,922	50,770	Quarterly	1.65	1.06
0-E	US BANK	U.S.A.	US$	14,239	43,205	118,880	124,410	333,266	634,000	17,184	43,205	98,985	114,716	322,460	596,550	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,642	14,156	37,988	25,001	68,941	150,728	5,231	14,156	37,989	25,000	68,941	151,317	Quarterly	3.27	3.27
0-E	NATIXIS	France	US$	10,544	32,235	91,842	91,013	260,607	486,241	11,152	32,235	91,841	91,014	260,607	486,849	Quarterly	1.89	1.85
0-E	HSBC	U.S.A.	US$	1,358	4,098	11,319	11,894	28,996	57,665	1,486	4,098	11,319	11,893	28,997	57,793	Quarterly	2.29	1.51
0-E	PK AIR FINANCE	U.S.A.	US$	1,785	5,548	16,296	18,737	25,600	67,966	1,842	5,547	16,295	18,737	25,600	68,021	Quarterly	1.87	1.87
0-E	KFW IP EX-BANK	U.S.A.	US$	616	1,922	5,672	4,076	3,191	15,477	620	1,922	5,672	4,076	3,191	15,481	Quarterly	2.12	2.12
-	SWAP Aircraft arrivals	-	US$	573	1,576	3,132	1,437	78	6,796	573	1,576	3,132	1,437	78	6,796	Quarterly	—	—

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	7,914	24,017	24,438	—	—	56,369	7,953	24,017	24,438	—	—	56,408	Quarterly	2.00	2.00

Financial leases

0-E	ING	U.S.A.	US$	7,850	24,043	49,280	29,679	7,931	118,783	8,794	24,043	48,289	29,420	7,911	118,457	Quarterly	4.90	4.38
0-E	CREDIT AGRICOLE	France	US$	1,607	4,935	12,289	—	—	18,831	1,651	4,935	12,289	—	—	18,875	Quarterly	1.22	1.40
0-E	CITIBANK	U.S.A.	US$	4,523	13,822	39,963	42,802	9,930	111,040	5,454	13,822	38,732	42,448	9,905	110,361	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,763	45,224	122,411	53,331	1,926	237,655	16,312	45,224	120,095	53,072	1,923	236,626	Quarterly	5.36	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,600	29,465	84,572	51,110	7,469	182,216	10,237	29,465	82,754	50,812	7,454	180,722	Quarterly	4.13	6.67
0-E	WELLS FARGO	U.S.A.	US$	4,402	13,441	37,561	40,199	39,349	134,952	4,846	13,440	36,090	39,645	39,164	133,185	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,494	13,618	28,000	—	—	46,112	4,571	13,619	28,001	—	—	46,191	Quarterly	5.77	5.51
0-E	US BANK	U.S.A.	US$	279	11,422	—	—	—	11,701	279	11,422	—	—	—	11,701	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	868	1,998	2,096	—	—	4,962	886	1,998	2,096	—	—	4,980	Monthly	1.41	1.41

Other loans

0-E	BOEING	U.S.A.	US$	—	—	226,503	—	—	226,503	—	4,458	226,503	—	—	230,961	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	—	19,360	166,570	187,639	76,431	450,000	1,425	19,360	166,570	187,639	76,431	451,425	Quarterly	6.00	6.00

	Total			521,079	655,898	2,231,990	1,307,430	2,150,178	6,866,575	543,366	660,356	2,156,607	1,274,210	2,116,353	6,750,892

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to March 31, 2015 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	110	340	985	1,111	1,142	3,688	129	340	985	1,111	1,142	3,707	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	300,000	300,000	500,000	1,100,000	23,487	5,881	303,070	303,364	501,458	1,137,260	At Expiration	7.90	7.45

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,890	5,833	16,816	18,818	5,900	49,257	2,122	5,834	16,815	18,818	5,900	49,489	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,234	9,973	25,554	15,383	5,687	59,831	3,342	9,973	25,555	15,384	5,687	59,941	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,704	29,762	—	—	—	32,466	2,750	29,762	—	—	—	32,512	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,500	7,500	—	—	—	9,000	1,554	7,500	—	—	—	9,054	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,125	6,250	—	—	—	9,375	3,151	6,250	—	—	—	9,401	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	461	637	—	—	1,295	199	461	637	—	—	1,297	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,569	10,876	20,107	—	—	34,552	3,622	10,877	20,107	—	—	34,606	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,477	10,161	16,581	13,654	3,568	47,441	3,563	10,161	16,581	13,654	3,568	47,527	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	1,844	7,928	21,393	24,195	81,445	136,805	2,450	7,928	21,393	24,195	81,446	137,412	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,225	3,777	19,083	—	—	24,085	1,271	3,777	19,083	—	—	24,131	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	408	1,173	2,788	2,356	12,841	19,566	445	1,173	2,788	2,356	12,841	19,603	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	7,863	24,143	68,789	75,673	159,875	336,343	9,413	24,144	68,789	75,673	159,876	337,895	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	264	792	1,838	—	—	2,894	265	792	1,812	—	—	2,869	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	190	599	869	—	—	1,658	190	599	870	—	—	1,659	Monthly	9.90	9.90
0-E	SOCIETE GENERALE	France	BRL	104	312	832	8	—	1,256	103	311	826	8	—	1,248	Monthly	12.60	12.60

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	25,072	12,897	—	—	—	37,969	25,072	12,897	—	—	—	37,969	Monthly	4.23	4.23

	Total			56,776	132,777	496,272	451,198	770,458	1,907,481	83,128	138,660	499,311	454,563	771,918	1,947,580

	Total consolidated			577,855	788,675	2,728,262	1,758,628	2,920,636	8,774,056	626,494	799,016	2,655,918	1,728,773	2,888,271	8,698,472

Interest-bearing loans due in installments to December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	100,000	—	—	—	—	100,000	100,058	—	—	—	—	100,058	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,000	—	—	—	—	45,000	45,040	—	—	—	—	45,040	At expiration	0.34	0.34
97.030.000-7	ESTADO	Chile	US$	55,000	—	—	—	—	55,000	55,022	—	—	—	—	55,022	At expiration	0.52	0.52
97.006.000-6	BCI	Chile	US$	100,000	—	—	—	—	100,000	100,140	—	—	—	—	100,140	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,000	—	—	—	—	15,000	15,018	—	—	—	—	15,018	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,000	—	—	—	—	12,000	12,000	—	—	—	—	12,000	At expiration	0.50	0.50

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	14,242	42,725	113,934	17,367	—	188,268	15,542	42,725	112,160	17,187	—	187,614	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	—	17,542	—	—	—	17,542	122	17,542	—	—	—	17,664	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	—	21,050	—	—	—	21,050	339	21,050	—	—	—	21,389	Monthly	33.00	33.00
97.036.000-K	BBVA	Chile	US$	—	—	282,967	—	—	282,967	928	—	282,967	—	—	283,895	Quarterly	2.33	2.33

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	17,225	52,658	105,594	62,209	35,883	273,569	17,745	52,658	105,594	62,209	35,883	274,089	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	7,815	24,005	67,806	73,475	178,116	351,217	8,940	24,005	67,248	73,287	178,078	351,558	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	30,351	91,866	251,040	260,112	669,599	1,302,968	34,771	91,866	219,808	245,026	653,056	1,244,527	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	16,624	50,489	139,491	146,931	330,579	684,114	18,154	50,489	128,993	141,745	323,754	663,135	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,127	15,545	42,646	44,472	72,551	180,341	5,418	15,545	40,183	43,413	71,879	176,438	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,649	8,042	22,221	23,393	51,340	107,645	2,838	8,042	20,557	22,621	50,668	104,726	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,296	3,952	10,919	11,516	25,707	53,390	1,448	3,952	10,094	11,131	25,366	51,991	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	14,158	42,960	118,206	123,705	349,129	648,158	17,169	42,960	97,791	113,644	337,272	608,836	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,552	14,031	39,791	24,725	72,180	155,279	5,190	14,031	39,791	24,726	72,180	155,918	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	9,739	29,807	84,884	87,304	242,496	454,230	10,278	29,807	84,884	87,304	242,496	454,769	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,340	4,082	11,249	11,820	30,514	59,005	1,474	4,082	11,249	11,820	30,514	59,139	Quarterly	2.29	1.48
0-E	PK AirFinance	U.S.A.	US$	1,755	5,452	16,014	18,412	28,088	69,721	1,810	5,452	16,014	18,412	28,088	69,776	Quarterly	1.86	1.86
0-E	KFW IPEX-BANK	U.S.A.	US$	611	1,885	5,568	4,334	3,690	16,088	613	1,885	5,568	4,334	3,690	16,090	Quarterly	2.10	2.10
-	SWAP Aircraft arrivals	-	US$	595	1,647	3,333	1,658	157	7,390	595	1,647	3,333	1,658	157	7,390	Quarterly	—	—

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	7,877	23,877	32,492	—	—	64,246	7,920	23,878	32,492	—	—	64,290	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,459	22,378	61,500	—	—	91,337	7,696	22,378	61,500	—	—	91,574	Quarterly	1.73	1.73

Financial leases

0-E	ING	U.S.A.	US$	7,744	23,786	52,041	31,151	11,806	126,528	8,754	23,786	50,985	30,853	11,771	126,149	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,581	4,877	13,955	—	—	20,413	1,628	4,877	13,955	—	—	20,460	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	4,409	13,657	39,402	44,177	13,804	115,449	5,384	13,657	38,125	43,767	13,762	114,695	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,549	44,742	125,130	63,957	3,827	252,205	16,216	44,742	122,596	63,620	3,819	250,993	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,457	29,109	83,466	58,792	10,848	191,672	10,125	29,109	81,505	58,421	10,820	189,980	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	4,373	13,323	37,242	39,862	44,525	139,325	4,830	13,323	35,710	39,264	44,290	137,417	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,457	13,545	32,567	—	—	50,569	4,545	13,545	32,567	—	—	50,657	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	280	11,701	—	—	—	11,981	280	11,701	—	—	—	11,981	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	643	2,049	2,770	—	—	5,462	664	2,049	2,770	—	—	5,483	Monthly	1.41	1.41

Other loans

0-E	BOEING	U.S.A.	US$	—	—	179,507	—	—	179,507	3,580	—	179,507	—	—	183,087	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	—	—	164,108	184,866	101,026	450,000	1,500	—	164,108	184,866	101,026	451,500	Quarterly	6.00	6.00

	Total			517,908	630,782	2,139,843	1,334,238	2,275,865	6,898,636	543,774	630,783	2,062,054	1,299,308	2,238,569	6,774,488

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	108	335	971	1,094	1,288	3,796	127	336	971	1,094	1,288	3,816	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	300,000	—	800,000	1,100,000	12,178	9,028	304,377	4,583	802,521	1,132,687	At Expiration	7.99	7.19

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,864	5,752	16,580	18,555	8,369	51,120	2,104	5,752	16,580	18,555	8,369	51,360	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,189	9,836	27,070	15,262	7,664	63,021	3,303	9,836	27,070	15,262	7,664	63,135	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,704	32,466	—	—	—	35,170	2,752	32,466	—	—	—	35,218	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,500	4,500	4,500	—	—	10,500	1,566	4,500	4,500	—	—	10,566	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,125	9,375	—	—	—	12,500	3,160	9,375	—	—	—	12,535	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	540	755	—	—	1,492	199	540	755	—	—	1,494	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,296	10,791	23,761	—	—	36,848	2,346	10,791	23,761	—	—	36,898	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,246	10,541	18,037	13,535	5,328	50,687	3,339	10,541	18,037	13,535	5,328	50,780	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,887	6,705	20,987	23,723	85,391	139,693	4,044	6,705	20,987	23,723	85,391	140,850	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,208	3,725	20,360	—	—	25,293	1,256	3,725	20,360	—	—	25,341	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	416	1,198	2,847	2,406	13,115	19,982	456	1,198	2,847	2,406	13,115	20,022	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	7,761	23,859	67,973	74,783	169,730	344,106	8,574	23,859	67,973	74,783	169,730	344,919	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	—	—	—	—	—	—	8	—	—	—	—	8	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	319	957	2,514	27	—	3,817	91	957	2,604	27	—	3,679	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	707	1,297	—	—	2,229	143	707	1,379	—	—	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	114	—	—	—	—	114	547	—	—	—	—	547	Monthly	6.82	6.82
0-E	SOCIETE GENERALE	France	BRL	126	377	1,005	135	—	1,643	82	377	1,044	135	—	1,638	Monthly	11.60	11.60

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	—	—	—	45,857	30,281	15,576	—	—	—	45,857	Monthly	4.23	4.23

	Total			61,566	137,240	508,657	149,520	1,090,885	1,947,868	76,556	146,269	513,245	154,103	1,093,406	1,983,579

	Total consolidated			579,474	768,022	2,648,500	1,483,758	3,366,750	8,846,504	620,330	777,052	2,575,299	1,453,411	3,331,975	8,758,067

(b)	Derivatives not recognized as a hedge

	Current liabilities		Non-current liabilities		Total derivative not recognized as a hedge
	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Interest rate derivative not recognized as a hedge	559	1,190	—	—	559	1,190

Total derivatives not recognized as a hedge	559	1,190	—	—	559	1,190

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Accrued interest from the last date of interest rate swap	4,874	5,173	—	—	4,874	5,173
Fair value of interest rate derivatives	30,215	26,395	28,478	28,327	58,693	54,722
Fair value of fuel derivatives	79,112	157,233	—	—	79,112	157,233
Fair value of foreign currency derivatives	41,843	37,242	—	—	41,843	37,242

Total hedge derivatives	156,044	226,043	28,478	28,327	184,522	254,370

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	(43,654)	(38,802)
Interest rate options (2)	—	1
Interest rate swaps (3)	(61,577)	(58,758)
Fuel collars (4)	(41,077)	(32,772)
Fuel swap (5)	(32,507)	(122,678)
Currency forward CLP/US$ (6)	10,010	—
Currency forward R$/US$ (7)	9,646	—

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(6)	Covers the investments denominated in Chilean pesos to Dollar-Chilean peso exchange rate, in order to secure investment in Dollars. These contracts are recorded as cash flow hedges.
(7)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next 9 months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the periods ended
	March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	83,263	(27,328)
Debit (credit) transferred from net equity to income during the period	(113,462)	(24,098)

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited

Current
(a) Trade and other accounts payables	1,040,372	1,196,123
(b) Accrued liabilities at the reporting date	319,853	293,273

Total trade and other accounts payables	1,360,225	1,489,396

(a)	Trade and other accounts payable:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Trade creditors	769,788	924,105
Leasing obligation	27,554	37,322
Other accounts payable	243,030	234,696

Total	1,040,372	1,196,123

The details of Trade and other accounts payables are as follows:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Boarding Fee	177,956	193,263
Aircraft Fuel	166,435	290,109
Airport charges and overflight	93,935	102,111
Other personnel expenses	89,391	114,245
Suppliers’ technical purchases	63,825	64,799
Professional services and advisory	59,807	65,445
Handling and ground handling	55,106	55,503
Land services	49,537	47,103
Marketing	42,567	54,885
Leases, maintenance and IT services	31,757	34,029
Aircraft and engines leasing	27,554	37,322
Services on board	25,169	24,642
Crew	15,724	12,403
Maintenance	15,475	14,757
Achievement of goals	14,115	12,197
Airlines	13,867	908
Distribution sistem	8,147	3,293
Aviation insurance	7,339	4,749
Communications	6,235	6,447
Others	76,431	57,913

Total trade and other accounts payables	1,040,372	1,196,123

(b)	Liabilities accrued:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Accrued personnel expenses	136,293	130,382
Aircraft and engine maintenance	126,238	121,946
Accounts payable to personnel (*)	31,621	16,407
Others accrued liabilities	25,701	24,538

Total accrued liabilities	319,853	293,273

(*)	Profits and bonds participation (Note 22 letter b)

NOTE 20 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	320	320	503,763	607,371	504,083	607,691
Civil contingencies	10,393	11,870	39,398	47,355	49,791	59,225
Labor contingencies	548	221	17,846	23,064	18,394	23,285
Other	—	—	13,232	15,351	13,232	15,351
Provision for European Commission investigation (2)	—	—	8,825	9,999	8,825	9,999

Total other provisions (3)	11,261	12,411	583,064	703,140	594,325	715,551

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)	Total other provision at March 31, 2015, and at December 31, 2014, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Legal claims	European Commission Investigation(*)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2014	1,138,754	11,349	1,150,103
Increase in provisions	2,998	—	2,998
Provision used	(3,269)	—	(3,269)
Difference by subsidiaries conversion	39,354	—	39,354
Reversal of provision	(38,190)	—	(38,190)
Exchange difference	(176)	(28)	(204)

Closing balance as of March 31, 2014 (Unaudited)	1,139,471	11,321	1,150,792

Opening balance as of April 1, 2014	1,139,471	11,321	1,150,792
Increase in provisions	39,794	—	39,794
Provision used	(24,328)	—	(24,328)
Difference by subsidiaries conversion	(171,446)	—	(171,446)
Reversal of provision	(277,098)	—	(277,098)
Exchange difference	(841)	(1,322)	(2,163)

Closing balance as of December 31, 2014	705,552	9,999	715,551

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	7,527	—	7,527
Provision used	(1,040)	—	(1,040)
Difference by subsidiaries conversion	(118,486)	—	(118,486)
Reversal of provision	(7,736)	—	(7,736)
Exchange difference	(317)	(1,174)	(1,491)

Closing balance as of March 31, 2015 (Unaudited)	585,500	8,825	594,325

Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), in the amount of US$ 74 million, done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at March 31, 2015 is disclosed in Note 30, at case No. 2001.51.01.012530-3.

(*)	European Commission Provision:

(a)	This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.

(b)	A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c)	Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A.. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.

(d)	On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. The procedural stage at March 31, 2015 is disclosed in Note 30, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries in European Commission Court.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (*)	2,183,971	2,565,391	343,714	355,353	2,527,685	2,920,744
Sales tax	59,384	38,160	—	—	59,384	38,160
Retentions	33,898	52,567	—	—	33,898	52,567
Others taxes	11,539	18,880	—	—	11,539	18,880
Other sundry liabilities	12,786	10,388	—	48	12,786	10,436

Total other non-financial liabilities	2,301,578	2,685,386	343,714	355,401	2,645,292	3,040,787

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LANPASS, TAM Fidelidade y Multiplus:

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

Thinking on people who travel constantly, TAM created the program TAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, with the aim of operate accumulation activities and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 22 - EMPLOYEE BENEFITS

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Retirements payments	43,883	36,523
Resignation payments	6,709	5,556
Other obligations	29,996	32,023

Total liability for employee benefits	80,588	74,102

(a)	The movement in retirements and resignation payments and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Change of model	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2014	45,666	2,871	(43)	—	48,494
From April 1 to December 31, 2014	48,494	(1,364)	(2,423)	29,395	74,102
From January 1 to March 31, 2015	74,102	7,713	(1,227)	—	80,588

(b) The liability for short-term:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	31,621	16,407

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Salaries and wages	450,402	406,271
Short-term employee benefits	50,883	119,227
Termination benefits	22,919	12,623
Other personnel expenses	51,485	61,646

Total	575,689	599,767

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	473,342	506,312
Fleet financing (JOL)	59,928	59,148
Provision for vacations and bonuses	9,352	9,595
Other accounts payable	—	1,945
Other sundry liabilities	455	454

Total accounts payable, non-current	543,077	577,454

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at March 31, 2015 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,545,705, divided into 545,547,819 shares as of December 31, 2014), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of shares
Authorized shares as of January 1, 2014	551,847,819
No movement of authorized shares at March 31, 2014	—

Authorized shares as of March 31, 2014 (Unaudited)	551,847,819

Authorized shares as of April 1, 2014	551,847,819
No movement of authorized shares at December 31, 2014	—

Authorized shares as of December 31, 2014	551,847,819

Authorized shares as of January 1, 2014	551,847,819
No movement of authorized shares at March 31, 2015	—

Authorized shares as of March 31, 2015 (Unaudited)	551,847,819

Movement fully paid shares

	N° of shares		Movement value of shares (1) ThUS$	Cost of issuance and placement of shares (2) ThUS$	Paid- in Capital ThUS$

Paid shares as of January 1, 2014	535,243,229		2,395,745	(6,361)	2,389,384
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	10,304,590		156,321	—	156,321

Paid shares as of March 31, 2014 (Unaudited)	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of April 1, 2014	545,547,890		2,552,066	(6,361)	2,545,705
No movement of authorized shares at December 31, 2014	—		—	—	—

Paid shares as of December 31, 2014	545,547,890		2,552,066	(6,361)	2,545,705

Paid shares as of January 1, 2015	545,547,819		2,552,066	(6,361)	2,545,705
No movement of authorized shares at March 31, 2015	—		—	—	—

Paid shares as of March 31, 2015 (Unaudited)	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.
(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder’s Meetings, where such decreases were authorized.
(3)	At March 31, 2015, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 33(a)).

(c)	Treasury stock

At March 31, 2015, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At the Extraordinary Shareholder’s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Deferred tax	Deferred tax by tax effect of change in legal rate (Tax reform) (*)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2014	21,011	4,393	(860)	—	24,544
From April 1 to December 31, 2014	24,544	10,335	(2,529)	(2,708)	29,642
From January 1 to March 31, 2015	29,642	2,841	(713)	—	31,770

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

The effect on deferred tax calculated on the reserves of share- based payments by modifying the tax rate mentioned above, was a charge to equity of ThUS $ 2,708.

These reserves are related to the “Share-based payments” explained in Note 33.

(e)	Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2014	2,657,800	990	(481)	2,658,309
From April 1 to December 31, 2014	2,658,309	(22,516)	(45)	2,635,748
From January 1 to March 31, 2015	2,635,748		1,928	2,637,676

Balance of Other sundry reserves comprises the following:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,891)	(25,891)
Cost of issuance and placement of shares	(5,264)	(5,264)
Others	519	(1,409)

Total	2,637,676	2,635,748

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.
(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(3)	The balance at March 31, 2015, correspond to the loss generated by the participation of Lan Pax Group S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480), the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2014	(589,991)	(34,508)	(624,499)
Derivatives valuation gains (losses)	—	(29,002)	(29,002)
Deferred tax	—	2,245	2,245
Difference by subsidiaries conversion	146,434	—	146,434

Closing balance as of March 31, 2014 (Unaudited)	(443,557)	(61,265)	(504,822)

Opening balance as of April 1, 2014	(443,557)	(61,265)	(504,822)
Derivatives valuation gains (losses)	—	(136,229)	(136,229)
Deferred tax	—	38,402	38,402
Tax effect on deferred tax by change legal tax rate (Tax reform)(*)	—	7,752	7,752
Difference by subsidiaries conversion	(750,314)	—	(750,314)

Closing balance as of December 31, 2014	(1,193,871)	(151,340)	(1,345,211)

Opening balance as of January 1, 2015	(1,193,871)	(151,340)	(1,345,211)
Derivatives valuation gains (losses)	—	84,500	84,500
Deferred tax	—	(21,779)	(21,779)
Difference by subsidiaries conversion	(709,950)	—	(709,950)

Closing balance as of March 31, 2015 (Unaudited)	(1,903,821)	(88,619)	(1,992,440)

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(g)	Retained earnings

Movement of Retained earnings:

Periods	Opening balance	Result for the period	Other increase (decreases)	Deferred tax by tax effect of change in legal tax rate (Tax reform) (*)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2014	795,303	(41,333)	(3)	—	753,967
From April 1 to December 31, 2014	753,967	(68,457)	875	(150,195)	536,190
From January 1 to March 31, 2015	536,190	(39,947)	528	—	496,771

(h)	Dividends per share

At March 31, 2015 and at December 31, 2014 have not been provisioned minimum mandatory dividends.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the periods ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Passengers LAN	1,128,658	1,174,194
Passengers TAM	1,214,869	1,514,417
Cargo	350,322	402,645

Total	2,693,849	3,091,256

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Aircraft fuel	744,064	1,080,184
Other rentals and landing fees	285,905	324,071
Aircraft rentals	128,899	127,868
Aircraft maintenance	113,974	130,331
Commissions	82,563	105,540
Passenger services	77,762	75,817
Other operating expenses	317,934	375,857

Total	1,751,101	2,219,668

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the periods ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Depreciation (*)	226,468	231,462
Amortization	10,980	14,128

Total	237,448	245,590

(*)	Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at March 31, 2015 is ThUS$ 86,565 (ThUS$ 88,335 at the same period of 2014).

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 22 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the periods ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Bank loan interest	81,082	108,910
Financial leases	12,078	21,332
Other financial instruments	2,173	1,142

Total	95,333	131,384

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of reviewing its fleet plan, the company decided to implement a broad restructuring plan in order to reduce the variety of aircraft currently in operation and gradually withdrawing the less efficient. According with this plan, during the first quarter of 2014 were formalized contracts and commitments having as a result a negative impact on the results of such period of US$ 112 million before tax that are associated with exit costs of seven A330, six A340, five B737, three Q400, five A319 and three B767-33A aircraft. These exit costs are associated with penalties related to early repayment and maintenance costs for returning.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the periods ended March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Tours	21,899	25,008
Aircraft leasing	9,348	9,913
Customs and warehousing	5,417	5,113
Duty free	4,129	2,910
Maintenance	187	11
Other miscellaneous income	56,313	43,224

Total	97,293	86,179

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined primarily as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	418,718	213,161
Argentine peso	24,048	22,121
Brazilian real	5,854	2,365
Chilean peso	256,768	30,453
Colombian peso	2,712	1,622
Euro	7,346	9,639
U.S. dollar	31,313	50,652
Strong bolivar	62,513	63,236
Other currency	28,164	33,073

Other financial assets, current	79,628	73,030
Argentine peso	44,221	40,939
Chilean peso	25,798	25,781
Euro	1	1
U.S. dollar	9,345	6,008
Strong bolivar	23	43
Other currency	240	258

Current assets	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	76,585	59,700
Argentine peso	10,856	7,326
Brazilian real	173	148
Chilean peso	22,184	18,073
Colombian peso	1,494	1,415
Euro	2,513	2,523
U.S. dollar	14,827	5,751
Strong bolivar	330	330
Other currency	24,208	24,134

Trade and other accounts receivable, current	345,075	543,257
Argentine peso	56,429	61,291
Brazilian real	13,280	33,267
Chilean peso	61,215	128,780
Colombian peso	8,761	4,394
Euro	23,053	38,764
U.S. dollar	71,184	75,876
Strong bolivar	4,854	4,895
Other currency	106,299	195,990

Accounts receivable from related entities, current	313	299
Chilean peso	313	299

Tax current assets	19,799	21,605
Argentine peso	2,972	2,300
Brazilian real	2	2
Chilean peso	3,748	5,773
Colombian peso	1,593	1,995
Euro	27	21
U.S. dollar	20	467
Other currency	11,437	11,047

Total current assets	940,118	911,052
Argentine peso	138,526	133,977
Brazilian real	19,309	35,782
Chilean peso	370,026	209,159
Colombian peso	14,560	9,426
Euro	32,940	50,948
U.S. Dollar	126,689	138,754
Strong bolivar	67,720	68,504
Other currency	170,348	264,502

Non-current assets	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited

Other financial assets, non-current	29,366	36,715
Argentine peso	54	57
Brazilian real	985	1,050
Chilean peso	1,069	1,100
Colombian peso	197	203
Euro	3,796	4,243
U.S. dollar	22,474	29,238
Other currency	791	824

Other non - financial assets, non-current	15,473	18,803
Argentine peso	43	45
U.S. dollar	347	1
Other currency	15,083	18,757

Accounts receivable, non-current	9,881	10,569
Chilean peso	4,730	5,413
U.S. dollar	5,000	5,000
Other currency	151	156

Deferred tax assets	2,644	2,613
Colombian peso	304	256
U.S. dollar	—	3
Other currency	2,340	2,354

Total non-current assets	57,364	68,700
Argentine peso	97	102
Brazilian real	985	1,050
Chilean peso	5,799	6,513
Colombian peso	501	459
Euro	3,796	4,243
U.S. dollar	27,821	34,242
Other currency	18,365	22,091

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
Current liabilities	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other financial liabilities, current	220,736	71,436	165,282	173,416
Chilean peso	151,393	15,542	41,366	42,725
Euro	—	547	—	—
U.S. dollar	69,343	55,347	123,916	130,691

Trade and other accounts payables, current	586,994	421,188	24,174	20,875
Argentine peso	36,362	38,740	782	—
Brazilian real	10,451	14,330	12	13
Chilean peso	74,612	25,040	10,805	11,502
Colombian peso	21,926	13,652	290	187
Euro	12,580	35,937	8,060	8,266
U.S. dollar	298,704	175,298	1,555	827
Strong bolivar	2,937	5,261	—	—
Other currency	129,422	112,930	2,670	80

Accounts payable to related entities, current	57	35	—	—
Chilean peso	13	8	—	—
U.S. dollar	44	27	—	—

Tax liabilities, current	122	268	—	—
Chilean peso	—	268	—	—
Other currency	122	—	—	—

	Up to 90 days		91 days to 1 year
Current liabilities	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other non-financial liabilities, current	80,550	126,953	161	158
Argentine peso	3,524	5,698	—	—
Brazilian real	4,609	959	38	46
Chilean peso	20,864	18,798	18	—
Colombian peso	1,856	4,670	—	—
Euro	6,051	6,400	—	—
U.S. dollar	28,999	44,728	104	111
Strong bolivar	78	227	—	—
Other currency	14,569	45,473	1	1

Total current liabilities	888,459	619,880	189,617	194,449
Argentine peso	39,886	44,438	782	—
Brazilian real	15,060	15,289	50	59
Chilean peso	246,882	59,656	52,189	54,227
Colombian peso	23,782	18,322	290	187
Euro	18,631	42,884	8,060	8,266
U.S. dollar	397,090	275,400	125,575	131,629
Strong bolivar	3,015	5,488	—	—
Other currency	144,113	158,403	2,671	81

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
Non-current liabilities	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Other financial liabilities, non-current	604,393	625,406	457,552	171,288	771,919	1,088,218
Chilean peso	108,592	112,161	2,995	17,186	—	—
U.S. dollar	495,801	513,245	454,557	154,102	771,919	1,088,218

Accounts payable, non-current	475,391	474,955	101	2,316	2	—
Chilean peso	6,954	4,938	101	2,316	2	—
U.S. dollar	466,644	468,184	—	—	—	—
Other currency	1,793	1,833	—	—	—	—

Other provisions, non-current	16,071	16,660	—	—	—	—
Argentine peso	528	454	—	—	—	—
Brazillian real	147	146	—	—	—	—
Chilean peso	36	36	—	—	—	—
Colombian peso	243	—	—	—	—	—
Euro	8,826	9,999	—	—	—	—
U.S. dollar	6,291	6,025	—	—	—	—

Provisions for employees benefits, non-current	874	822	—	—	—	—
U.S. dollar	874	822	—	—	—	—

Total non-current liabilities	1,096,729	1,117,843	457,653	173,604	771,921	1,088,218
Argentine peso	528	454	—	—	—	—
Brazilian real	147	146	—	—	—	—
Chilean peso	115,582	117,135	3,096	19,502	2	—
Colombian peso	243	—	—	—	—	—
Euro	8,826	9,999	—	—	—	—
U.S. dollar	969,610	988,276	454,557	154,102	771,919	1,088,218
Other currency	1,793	1,833	—	—	—	—

General summary of foreign currency:	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited

Total assets	997,482	979,752
Argentine peso	138,623	134,079
Brazilian real	20,294	36,832
Chilean peso	375,825	215,672
Colombian peso	15,061	9,885
Euro	36,736	55,191
U.S. dollar	154,510	172,996
Strong bolivar	67,720	68,504
Other currency	188,713	286,593

Total liabilities	3,404,379	3,193,994
Argentine peso	41,196	44,892
Brazilian real	15,257	15,494
Chilean peso	417,751	250,520
Colombian peso	24,315	18,509
Euro	35,517	61,149
U.S. dollar	2,718,751	2,637,625
Strong bolivar	3,015	5,488
Other currency	148,577	160,317

Net position
Argentine peso	97,427	89,187
Brazilian real	5,037	21,338
Chilean peso	(41,926)	(34,848)
Colombian peso	(9,254)	(8,624)
Euro	1,219	(5,958)
U.S. dollar	(2,564,241)	(2,464,629)
Strong bolivar	64,705	63,016
Other currency	40,136	126,276

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended March 31, 2015 and 2014, generated a debit of ThUS$ 204,577 and a credit of ThUS$ 56,990, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended March 31, 2015 and 2014, represented a debit of ThUS$ 726,740 and a credit of ThUS$ 144,422, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of March 31, 2015	As of December 31, 2014
	Unaudited

Argentine peso	8.82	8.55
Brazilian real	3.20	2.66
Chilean peso	626.58	606.75
Colombian peso	2,598.19	2,839.50
Euro	0.93	0.82
Strong bolivar	12.00	12.00
Australian dollar	1.31	1.22
Boliviano	6.85	6.86
Mexican peso	15.25	14.74
New Zealand dollar	1.34	1.28
Peruvian Sol	3.10	2.99
Uruguayan peso	25.66	24.25

NOTE 29 - EARNINGS / (LOSS) PER SHARE

	For the periods ended March 31,
Basic earnings / (loss) per share	2015	2014
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(39,947)	(41,333)
Weighted average number of shares, basic	545,547,819	545,547,819
Basic earnings / (loss) per share (US$)	(0.07322)	(0.07576)

	For the periods ended March 31,
Diluted earnings / (loss) per share	2015	2014
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(39,947)	(41,333)
Weighted average number of shares, basic	545,547,819	545,547,819

Weighted average number of shares, diluted	545,547,819	545,547,819

Diluted earnings / (loss) per share (US$)	(0.07322)	(0.07576)

NOTE 30 – CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th, 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy.	17,100 Plus interests and costs

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	602286-09	Atlantic Aviation Investments LLC. (“AAI”) sued on July 24th, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Logistics LLC Volo (a) as alter egos of Variglog for non-payment of the four loans mentioned in the previous note and (b) for breach of its obligation to guarantee and other obligations under the Memorandum of Understanding signed between the parties on September 29th, 2006.	AAI filed a “summary judgment” (abbreviated trial) which the court ruled favorably. The defendants appealed this decision which was ultimately dismissed by the High Court. The cause was turned back to the lower court for determination of the amount actually payable by the applicants (damages) ongoing proceedings before the court. Parties were called by the judge for a conciliation hearing. The terms of a possible settlement are currently being discussed.	17,100 Plus interest costs and compensation for damage.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.	On June 19th, 2014, the Second Division of the Federal Administrative Chamber confirmed the extension of the injunction granted by the Court of 1st Instance in March. On September 18th, 2014 the Court of 1st Instance decided to extend the validity of the injunction until a sentence is reached in the main trial. On December 30th, 2014 the Supreme Court of Justice of the Nation decided to reject the appeal of complaint presented by ORSNA against the granting of the injunction.	Undetermined

(ii)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight. On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$ 8,825. This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. We cannot predict the outcome of this appeal process.	On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011. A hearing has been called for the parties to present their case on May 11th, 2015.	8,825

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway and the Netherlands.	Cases are in the uncovering evidence stage.	Undetermined

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Aerolinhas Brasileiras S.A.	Administrative Council for Economic Defense, Brazil.	08012.011027/2006-02	Investigation of alleged infringements to competition of cargo airlines, especially fuel surcharge	On the conviction stated over the new administrative appeal, the Administrative Council for Economics Defense (CADE) agreed to reduce the amounts of the fines imposed to ABSA and its executives, as following: (i) ABSA: US$ 10,196 million; (ii) Norberto Jochmann: ThUS$ 204; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer: ThUS$ 102. After internal analysis it was decided not to present new administrative appeals in order to try new reductions on the Court before a cancellation request that will be filed in the beginning of 2015, through the guarantee of the previously mentioned amounts.	10,196

Aerolinhas Brasileiras S.A	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	The PFN worsened the decision which granted the suspension of the tax credits´ payment discussed in the PA. Currently, the case is waiting for decision of the Court of First Instance.	11,317

LATAM Airlines Group S.A.	Tenth Civil Court of Santiago.	C-32989-2011	Jara and Jara Limited company demanded LATAM Airlines Group S.A. based on the damage they have caused by fraud complaints filed against them in 2008, and were finally dismissed. They claim that the damage caused by LATAM Airlines Group S.A. affected their prestige and business continuity.	LATAM Airlines Group S.A. has requested the abandonment of the procedure. The Santiago Court of Appeal revoked the court decision and declared the abandonment of the procedure. The plaintiff filed an appeal (casación en el fondo) against such court decision.	11,935

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A	Department of Federal Revenue of Brazil	19515.721155/2014-15	Apparent irregularities in SAT payment in the period from 01/10 to 13/2010.	We filed an administrative defense which is awaiting for judgment since 12.01.2015.	25,820

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling of the appeal filed by the company.	91,916

				In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered by US$ 74 million The process is in TRF2 since 28/04/2014 awaiting for sentence on the appeal filed by TAM

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012.	22,579

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. Such appeal is waiting for judgment by CARF since 2014.	20,757

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	6th Rod Treasury of San Pablo.	0012938-14.2013.8.26.0053	It is an annulment action filed against the municipality of São Paulo seeking to annul the tax credit constituted by the non-payment of ISS due by INFRAERO for the provision of airport services.	In 2013 the claim was judged partially valid for the interests of the company. The appeal is pending since March 2014.	10,364

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	File demanding the recovery of income tax and social contribution on net profits (CSL) derived from royalties and costs of using the TAM brand.	First instance decision was unfavorable to the interests of the company. Currently expecting ruling on the appeal filed by the company on March 15, 2012.	9,993

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Auto infringement presented to demand the import tax (II), the Social Integration Program (PIS) Contribution for Social Security Financing (COFINS) arising from the loss of international unidentified cargo.	Adverse administrative decision to the interests of the company. Case pending before the Court of Tax Appeals (CARF) awaiting decision.	8,039

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	3.123.785-0	Infringement notice to demand payment of the tax on the circulation of goods and services (ICMS) regulating the import of aircraft.	Currently awaiting the decision on the appeal filed by the company in STF.	8,347

Tam Linhas Aéreas S.A.	1st Civil Court of the District of Goiânia/GO.	200702435095 (ordinary)	Lawsuit filed by a former TAM sales representative that requires compensation for moral and material damages resulting from the termination of his contract as sales representative.	Currently undergoing liquidation sentencing and pending term expert witness.	10,739

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th, 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

The process in Colombia is in the hands of the new judge assigned for the case (First Civil Circuit of Decongestion), for him to issue the relevant notice assuming the case and ordering the performance of the relevant procedural actions since there is pending resolution of preliminary objections filed by the defendant.

The Federal Court ruled on March 26th, 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the demand in Colombia is underway. Additionally, the U.S. judge closed the case administratively. the Federal Court of Appeals, confirmed the end of the case in the U.S. on April 1st, 2015.

					12,443

Tam Linhas Aéreas S.A.	Department of Finance of the State of Rio de Janeiro.	03.431129-0	The State of Rio de Janeiro requires VAT tax credit for the purchase of kerosene (jet fuel). According to a report, the auditor noted that none of the laws of Rio de Janeiro authorizes the appropriation of credit, so the credit was refused and demanded tribute.	Objection was filed on December 12th, 2013. Currently, waiting for the trial of the first administrative instance.	70,964

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. Currently awaiting for judgment on the objection (manifestações de inconformidade).	139,963

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo	4037054-9	On September 20th, 2014 we were notified that the Department of Finance of the State of São Paulo filed an infringement lawsuit for non-payment of tax on the circulation of goods and services relating to telecommunications services ICMS.	Defense presented. First Instance court decision maintained the infraction notice in its entirety. We filed ordinary appeal, which is awaiting for judgment of the TIT / SP.	8,073

Tam Linhas Aéreas S.A.	Labor Court of Porto Alegre.	0001611-93.2012.5.04.0013	Civil Action of Ministry of Labor that requires the granting of black shoes, belts and socks for workers who wear uniforms.	Pending the formalization of agreement for the beginning of the concession of shoes to employees. The process will be completed in the coming months.	8,273 Approximate value / Estimated

Tam Linhas Aéreas S.A.	Labor Court of São Paulo	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees.	Undetermined

TAM S.A.	Conselho Administrativo de Recursos Fiscais	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais.	106,087

Tam Linhas Aereas S.A.	1° Civil Court of Goiânia/GO.		That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence.	12,064

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498-37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	Trial in initial stage and in negotiation process with the Union.	16,529 Approximate value / estimated

Aerolinhas Brasileiras S.A.	Labor Court of Manaus.	0002037-67.2013.5.11.0016	Lawsuit filed by the Union of Manaus Aeroviarios requiring assignment of hazard to ground workers (AEROVIARIOS).	Process in the initial phase. The value is in the calculation stage by the external auditor.	Undetermined

Aerolinhas Brasileiras S.A.	Labor Court of Campinas	0011014-52.2014.5.15.0129	Lawsuit filed by the Union of Air Workers of Campinas requesting risk compensation for ABSA workers.	The process is in its initial phase. The amounts involved are being calculated by the external accountant of the Company.	Undetermined

•	Governmental Investigations. The investigation by the authorities of Chile and the United States of America continues, related to payments carried out by LATAM Airlines Group S.A. (before called LAN Airlines S.A.) in 2006-2007, to a consultant that advised it in the resolution of labor matters in Argentina. The Company continues cooperating with the respective authorities in the aforementioned investigation. Presently the Company cannot predict the results in the matter; nor estimate or range the potential losses or risks that may eventually come resulting from the way in which this matter is finally resolved.

•	In order to deal with any financial obligations arising from legal proceedings in effect at March 31, 2015, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

•	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

NOTE 31 - COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 777 and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767F and 777F aircraft, which carry the guarantee of the United States Export–Import Bank, restrictions have been established to the Company´s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

In connection with the financing of spare engines for its Boeing 767, 767F, 777, 777F, which are guaranteed by the Export - Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

At March 31, 2015, the Company is in compliance with all indicators detailed above.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of March 31, 2015	As of December 31, 2014
		Unaudited
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviacion Centaurus, A.I.E	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 63 Limited	Boeing 787	1	1
AWAS 4839 Trust	Airbus A320	1	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1

Lessor	Aircraft	As of March 31, 2015	As of December 31, 2014
	Unaudited

Baker & Spice Aviation Limited	Airbus A320	2	2
BOC Aviation Pte. Ltd.	Airbus A320	1	1
CIT Aerospace International	Airbus A320	2	2
Delaware Trust Company, National Association	Bombardier Dhc8-200	5	5
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	4	6
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
International Lease Finance Corporation	Boeing 767	1	1
Magix Airlease limited	Airbus A320	2	2
MASL Sweden (1) AB	Airbus A320	1	1
MASL Sweden (2) AB	Airbus A320	1	1
MASL Sweden (7) AB	Airbus A320	1	1
MASL Sweden (8) AB	Airbus A320	1	1
Orix Aviation Systems Limited	Airbus A320	2	2
RBS Aerospace Limited	Airbus A320	5	6
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	3	2
SMBC Aviation Capital Limited	Airbus A321	2	2
Sunflower Aircraft Leasing Limited	Airbus A320	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	6	6
Wells Fargo Bank Northwest National Association	Airbus A330	5	5
Wells Fargo Bank Northwest National Association	Boeing 787	3	3
Wells Fargo Bank Northwest National Association	Boeing 777	7	7
Wells Fargo Bank Northwest National Association	Boeing 787	5	3
Wilmington Trust Company	Airbus A319	1	1
Zipdell Limited	Airbus A320	1	1

Total		107	107

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of March 31, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
No later than one year	515,450	511,624
Between one and five years	1,190,522	1,202,440
Over five years	616,653	441,419

Total	2,322,625	2,155,483

The minimum lease payments charged to income are the following:

	For the periods ended
	March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Minimum operating lease payments	128,899	127,868

Total	128,899	127,868

In the first quarter of 2014, two Airbus A320-200 aircraft were acquired and two Airbus A321-200 aircraft were leased for a period of 8 years each. Moreover, two Boeing 737-700 aircraft, one Boeing B767-300F aircraft, one Boeing 767-300F aircraft, one Airbus A340-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, as a result of its sale and subsequent lease, during March 2014 four Boeing 777-300ER aircraft were added as operative leasing, with each aircraft being leased for periods between four and six years each. During the second quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, four Airbus A320-200 aircraft, seven Airbus A330-200 aircraft and three Boeing 737-700 aircraft were returned. In the third quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, two Airbus A319-100 aircraft and one Boeing 767-300ER aircraft were returned. In the fourth quarter of 2014, two Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. On the other hand, three A340-300 aircraft and one A319-100 aircraft were bought. Additionally it was reported that the purchase option will be exercised by 2 Bombardier Dhc8-200 aircraft. Therefore, these aircraft were reclassified to the category Property, plant and equipment.

During the first quarter of 2015, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, two Airbus A320-200 aircraft were returned.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

At March 31, 2015 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date

AFS Investments 48 LLC.	Lan Cargo S.A.	Two letter of credit	3,500	Apr 25, 2015
GE Capital Aviation Services Limited	Lan Cargo S.A.	Three letter of credit	10,435	Jun 30, 2015
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Six letter of credit	23,456	Dec 4, 2015
International Lease Finance Corp	LATAM Airlines Group S.A.	Four letter of credit	1,700	Oct 13, 2015
ORIX Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Jul 31, 2015
TAF Mercury	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
TAF Venus	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
Wells Fargo Bank	LATAM Airlines Group S.A.	Two letter of credit	4,000	Feb 9, 2016
Wells Fargo Bank Northwest, National Association	Lan Cargo S.A.	Four letter of credit	10,060	Apr 25, 2015
Baker & Spice Aviation Limited	Tam Linhas Aéreas S.A.	One letter of credit	19,580	Apr 13, 2015
Cit Aerospace International	Tam Linhas Aéreas S.A.	Two letter of credit	5,782	Jul 12, 2015
MACQUARIE	Tam Linhas Aéreas S.A.	Three letter of credit	2,124	May 4, 2015
SMBC Aviation Capital Ltd.	Tam Linhas Aéreas S.A.	One letter of credit	10,532	Aug 24, 2015

			102,424

(c)	Other commitments

At March 31, 2015 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date

Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,041	Nov 15, 2015
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Four letter of credit	3,140	Apr 5, 2015
BBVA	LATAM Airlines Group S.A.	One letter of credit	24,315	Aug 3, 2015
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	6,825	Dec 20, 2015
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	8,822	Feb 11, 2016
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	40,000	Jun 1, 2015
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty five letter of credit	17,659	Jun 30, 2015
Dirección Nacional de Aduanas	LATAM Airlines Group S.A.	Three letter of credit	1,210	Jun 28, 2015
Empresa Pública de Hidrocarburosdel Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 18, 2015
Fundação de Protação e Defesa do Consumidor Procon	LATAM Airlines Group S.A.	Three letter of credit	2,427	Mar 10, 2019
Metropolitan Dade County	LATAM Airlines Group S.A.	Eight letter of credit	2,220	May 20, 2015
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	28,000	May 20, 2015
Washington International Insurance	LATAM Airlines Group S.A.	Three letter of credit	2,460	Apr 5, 2015
Wells Fargo Bank	LATAM Airlines Group S.A.	Four letter of credit	5,160	Mar 13, 2016
4[a] Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,077	Mar 25, 2021
6[a] Vara de Execuções Fiscais Federal de Campo Grande/MS	Tam Linhas Aéreas S.A. (Pantanal)	Two insurance policies guarantee	23,616	Jan 4, 2016
8 Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A. (Pantanal)	One insurance policies guarantee	11,454	Apr 12, 2015
Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	2,437	Mar 29, 2016
Vara De Execuções Fiscais Estaduais de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	11,459	Apr 16, 2015

			199,822

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Explanation of other information about related parties	Nature of related parties transactions	Currency	Transaction amount with related parties As of March 31,
							2015	2014
							ThUS$	ThUS$
							Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	—	21
96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Leases as lessor	CLP	—	62
					Services received	CLP	—	(157)
					Services received	US$	—	(139)
					Distribution of dividends	US$	—	(267)
78.591.370-1	Bethia S.A and subsidiaries	Other related parties	Chile	Investments	Leases as lessor	CLP	—	(1)
					Revenue from services provided	CLP	515	367
					Services received	CLP	(199)	(184)
					Commitments made on behalf of the entity	CLP	4
79.773.440-3	Transportes San Felipe S.A	Other related parties	Chile	Transport	Revenue from services provided	CLP	—	18
					Services received	CLP	(48)	—
87.752.000-5	Granja Marina Tornagaleones	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	—	36
Foreign	Inversora Aeronáutica	Other related parties	Argentina	Investments	Revenue from services provided	US$	2	4
					Leases as lessor	US$	(45)	(84)
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	—	109

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the periods ended
	March 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Remuneration	4,474	5,250
Management fees	164	211
Non-monetary benefits	191	449
Short-term benefits	4,848	5,421
Share-based payments	2,640	4,412

Total	12,317	15,743

NOTE 33 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

At a Special Shareholders Meeting held on December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

Percentage	Period

30%	From December 21, 2014 and until December 21, 2016.
30%	From December 21, 2015 and until December 21, 2016.
40%	From June 21, 2016 and until December 21, 2016.

Number of share options

Share options in agreements of share- based payments, as of January 1, 2014	4,497,000
Share options granted	160,000
Share options cancelled	(455,000)

Share options in agreements of share- based payments, as of December 31, 2014	4,202,000

Share options in agreements of share- based payments, as of January 1, 2015	4,202,000
No movement at March 31, 2015	—

Share options in agreements of share- based payments, as of March 31, 2015 (Unaudited)	4,202,000

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to March 2015 corresponds to ThUS$ 2,640 (ThUS$ 4,300 at March 31, 2014).

The input data of option pricing model used for share options granted are as follows:

	Weighted average share price		Exercise price		Expected volatility	Life of option	Dividends expected	Risk-free interest
As of March 31, 2014	US$	23.55	US$	24.97	61.52%	3.6 years	0%	0.00550
As of March 31, 2015	US$	15.47	US$	18.29	34.74%	3.6 years	0%	0.00696

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

Percentage	Period

100%	From November 15, 2017 and until June 11, 2018.

(b)	Subsidiaries compensation plans

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at March 31, 2015, which amounted to 96,675 shares and 593,910 shares, respectively.

TAM Linhas Aéreas S.A.

Description	4th Grant	Total

Date	05-28-2010

Outstanding option number	96,675	96,675

Multiplus S.A.

Description	1st Grant	3rd Grant	4th Grant	4nd Extraordinary Grant	Total

Date	10-04-2010	04-16-2012	10-04-2010	11-20-2013

Outstanding option number	3,796	115,298	269,241	205,575	593,910

The Options of TAM Linhas Aéreas S.A., under the plan’s terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a “service condition” in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

The acquisition of the share’s rights, in both companies is as follows:

Company	Number of shares Accrued options	Number of shares Non accrued options
TAM Linhas Aéreas S.A.	—	96,675
Multiplus S.A.	—	593,910

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the Black-Scholes method, where the cases were updated with information LATAM Airlines Group S.A. There is no value recorded in liabilities and in income at March 31, 2015 (at March 31, 2014 the amount recognized in liabilities was ThUS$ 1,802 and ThUS$ 112 in incomes).

NOTE 34 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, where continuous improvement and contribute to the solution of global climate change problems, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and is based on the following objectives:

i.	Impacto y Rentabilidad:

•	Environmental Management System

•	Risk Management

•	Eco-efficiency

•	Sustainable Alternative Energy

ii.	Compromiso y Reconocimiento:

•	Internal Capacity Development

•	Transparency

•	Value Chain

•	Emissions Offsets

•	Recognition and Communications Projects

For 2014, were established and worked the following topics:

1.	Advance in the implementation of an Environmental Management System;

2.	Manage the Carbon Footprint by measuring, external verification and compensation of our emissions by ground operations;

3.	Corporate Risk Management;

4.	Establishment of corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during the first half of the year, we have worked in the following initiatives:

•	Advance in the implementation of an Environmental Management System for main operations, with an emphasis on Santiago, Miami and the certification of IATA Environmental Assessment (IEnvA).

•	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.

•	The preparation of the first report supporting environmental management of the Company.

•	Measurement and external verification of the Corporate Carbon Footprint.

In the year 2014, LATAM Airlines Group was selected in the Dow Jones Sustainability index, in global category, emerging as a leader in the global aviation industry its strategy on Climate Change and its efficient operation (Eco-Efficiency).

At March 31, 2015 the Environment Management has spent US$ 41,085 (US$ 102,070 at March 31, 2014). The budget of the Environment Management for 2015 is US$ 324,465 (US$ 520,000 for 2014)

NOTE 35 – EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent at March 31, 2015 until the date of issuance of these financial statements, there is no knowledge of other financial facts or otherwise, that could significantly affect the balances or interpretation thereof.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at March 31, 2015, have been approved by the Board of Director’s in an extraordinary meeting held on May 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM